Exhibit 99.2

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 421,341.69 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

INTERIM FINANCIAL REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2022

Table of contents

1. Interim Financial Report		2

1.1.	General overview of activities	2

1.2.	Significant events in first-half 2022	4

1.3.	Recent events and prospects	8

1.4.	Risk factors	10

1.5.	Earnings analysis	12

1.6.	Analysis of the financial situation	19

2. Cash flow and equity		22

2.1.	Cash and cash equivalents	22

2.2.	Cash flow analysis	25

2.3.	Anticipated sources of funds	27

3. Unaudited interim condensed consolidated financial statements		29

Note 1. Company information		36

Note 2. Basis of preparation and statement of compliance		41

Note 3. Accounting principles		43

Note 4. Notes to the consolidated balance sheet		46

Note 5. Notes to the income statement		58

Note 6. Other financial information		62

4. Other information		67

4.1.	Table of delegations	67

Definitions

In this half-yearly report (the “Interim Financial Report”), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255 and its subsidiary, 100% owned, Inventiva Inc. with its registered office at 10-34 44th Dr, Long Island, 11101 New York, USA, created in January 2021.

Certain terms used in this Interim Financial Report are defined in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 11, 2022 and in the 2021 Universal Registration Document’s glossary.

Forward-looking information

This Interim Financial Report contains information about the Company’s objectives and development priorities. This information is sometimes identified by the usage of the future, the conditional or terms such as “consider”, “anticipate”, “think”, “aim”, “target”, “expect”, “understand”, “should”, “seek”, “estimate”, “believe”, “wish”, “can” or, where applicable, the negative form of these same terms, or any other variants or similar terminology. The reader’s attention is drawn to the fact that these objectives and development priorities are dependent on circumstances or facts that cannot be certain to occur or materialize. These objectives and development priorities are not historical data and should not be interpreted as a guarantee that the facts or data will occur, that the assumptions will be proven correct or that the objectives will be achieved. By their very nature, these objectives might not be achieved, and any representations or information given in this Interim Financial Report may prove to be incorrect. The Company has no obligation whatsoever to update this information, subject to the applicable regulations and, in particular, the General Regulation of the French Financial Markets Authority (Autorité des marchés financiers – AMF). Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022, the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable, but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively in this Interim Financial Report.

1.	Interim Financial Report

1.1.	General overview of activities

Since the Company’s founding, most of its resources have gone into research and development (“R&D”), particularly in order to develop:

-	The lanifibranor clinical program, its most advanced drug candidate, for patients suffering from non-alcoholic steatohepatitis ("NASH"), a chronic and progressive liver disease for which there is currently no approved treatment. The positive results of the Company’s NATIVE Phase IIb were announced in June 2020 and Breakthrough Therapy and Fast Track designations were granted by the U.S. Food and Drug Administration ("FDA"). The Company has initiated the pivotal Phase III clinical trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”).The last patient first visit for the ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH, initially planned for H1 2023, is now targeted for H2 2023, subject to the continuing implementation of measures to accelerate the enrollment rate. (see section 1.2 - Significant events in the first half of 2022 below on the development of NATiV3 and partnership with Sino Biopharm).

Inventiva is now targeting the last patient first visit for NATiV3, the Company’s ongoing Phase III clinical trial evaluating lanifibranor in patients with NASH, for H2 2023, subject to the continuing implementation of measures to accelerate the enrollment rate. The delay the Company faces is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company continues to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. As of today, 297 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is now targeted for second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Additionally, the Company has entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on multiple factors, including Chinese regulatory authority feedback, it is expected that Chia Tai Tianqing Pharmaceutical Group (CTTQ) will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

-	Inventiva's pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI ("MPS VI"), a group of rare genetic diseases. Inventiva believes the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on FDA feedback and continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

-	To a lesser extent, in the development of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Hippo signaling pathway program aims to disrupt the interaction between yes-associated protein, or YAP, and transcription enhancer associated domain transcription factors, or TEAD, an interaction that plays a key role in oncogenic and fibrotic processes. In xenograft and orthotopic models of malignant pleural mesothelioma, or MPM, Inventiva observed that YAP-TEAD inhibition was associated with reduced tumor growth and is in the process of selecting a development candidate for the Hippo program, which the Company anticipates entering pre-clinical development in 2023, versus the second half of 2022 as previously communicated.

The Company has a strategic collaboration with AbbVie Inc ("AbbVie") in the autoimmune diseases field. Cedirogant (formerly ABBV-157), a selective and orally-available inverse agonist of the nuclear receptor RORy, was jointly discovered by Inventiva and AbbVie for the treatment of autoimmune diseases and is currently in clinical development by AbbVie for the treatment of moderate-to-severe psoriasis. Following encouraging results from the Phase Ib clinical trial, AbbVie announced in November 2021 the initiation of a cedirogant Phase IIb clinical trial for the treatment of moderate to severe plaque psoriasis in adults, which is expected to be completed in the first quarter of 2023.

These research and development activities are presented in further detail in Item 4.B Business Overview of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 11, 2022 and Chapter 1 Business activities and markets of the 2021 Universal Registration Document. Changes in research and development costs are detailed in section 1.5.2 “Operating expenses” below.

1.2.	Significant events in the first half of 2022

1.2.1.	Operations and product portfolio

The 2021 Universal Registration Document and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022, describe the Company’s main clinical and pre-clinical programs. The significant events linked to the programs that took place in the first six months of 2022 are as follows:

► Lanifibranor

Inventiva announced that its IND application for the Phase II combination trial with lanifibranor and empagliflozin in patients with NASH and T2D has been accepted by the FDA

On March 8, 2022, Inventiva announced that FDA has completed its safety review of the investigational new drug (“IND”) application and has concluded that the proof-of-concept Phase II combination trial (“LEGEND”) with its lead drug candidate, lanifibranor, and the SGLT2 inhibitor empagliflozin1 in patients with Type 2 Diabetes (“T2D”) and non-cirrhotic NASH may proceed.

The LEGEND Phase IIa clinical trial has been designed as a multi-center randomized, placebo-controlled, concept trial to assess the safety and efficacy of lanifibranor in combination with the SGLT2 inhibitor empagliflozin for the treatment of patients with non-cirrhotic NASH and T2D. The trial is double-blind for the placebo and lanifibranor arms and open label for the combination of lanifibranor and empagliflozin arm.

LEGEND is expected to recruit a total of 63 patients with non-cirrhotic NASH and T2D. The diagnosis of non-cirrhotic NASH will be based on historic histology evaluation or a combination of non-invasive methods including imaging and serum-based metabolic diagnostic tests. On July 7, 2022, Inventiva announced the initiation of the LEGEND Phase IIa clinical trial with the screening of the first patient.

The primary efficacy endpoint of the trial is a change in Hemoglobin A1c (HbA1c) at the end of the 24-week treatment compared to baseline. Secondary endpoints include changes in liver enzymes, glycemic and lipids parameters, inflammatory markers and body fat composition. The trial is designed to provide valuable information on body weight evolution and body fat composition in patients with NASH and T2D when treated with lanifibranor and empagliflozin. Magnetic resonance imaging (MRI) is expected to collect noninvasive data on hepatic fat, inflammation, and fibrosis. Publication of top line results is expected for the second half of 2023.

► Collaboration with AbbVie in auto-immune diseases

On January 31, 2022, the Company announced the receipt of a €4.0 million milestone payment from AbbVie, following the enrollment of the first psoriasis patient in the ongoing Phase IIb clinical trial with cedirogant (formerly ABBV-157), an oral RORy reverse agonist jointly discovered by Inventiva and AbbVie for the treatment of autoimmune diseases. This clinical trial, which is led by AbbVie, is expected to be completed by the end of the first quarter of 2023.

This milestone payment was recognized as revenue in 2021, as the enrollment of the first patient took place in November 2021 (see note 4.6 – Trade receivables and other current assets of section 3. Unaudited interim condensed consolidated financial statements).

1 Empagliflozin is marketed under the brand name Jardiance® by Boehringer Ingelheim and Eli Lilly and Company. Jardiance is approved for treating type 2 diabetes and reducing the risk of cardiovascular disease for adults with type 2 diabetes.

1.2.2.	Other events

► Business

Amendments to Contract Research Organization (“CRO”) Agreement with Pharmaceutical Research Associates B.V. – NATiV3 and LEGEND trials

Effective January 14, 2022, in connection with the conduct of the LEGEND Phase IIa clinical trial, the Company entered into an agreement with Pharmaceutical Research Associates Group B.V. ("PRA"), a CRO. Under the terms of the agreement, PRA is to support a clinical trial to evaluate the patient benefit of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The Company will pay a total amount of €7.9 million for the services rendered (directly and indirectly) by the CRO over the two-year period following the date of the contract.

On February 1, 2022, the Company amended its April 2021 agreement with PRA related to the Phase III clinical trial in NASH (“NATiV3”) to include a bonus and malus mechanism. Depending on whether PRA reaches four milestones in the NATiV3 clinical trial before or after certain dates, PRA will receive a bonus or pay the Company a malus. The bonus and malus scheme is capped at €3.4 million.

On April 12, 2022, the Company further amended its agreement with PRA related to the NATiV3 clinical trial to extend the timelines, with respect to the milestones, and to revise the country/site distribution of the trial. Inventiva is obligated to pay PRA up to an aggregate of €221.7 million under this NATiV3 PRA agreement.

As of June 30, 2022, the total amount still to be paid under the LEGEND and NATiV3 PRA agreements amounts to €207.0 million.

Service Agreement with Summit Clinical Services LLC ("Summit")

In February 2022, the Company entered a service contract with Summit in connection with the NATiV3 trial. Under the terms of the agreement, Summit is to provide services to support recruitment and commitment of volunteers for the NATiV3 clinical trial. The Company agreed to pay for the services rendered by Summit over the entire period from the effective date of the contract, on February 1, 2022, to March 2029, for a minimum amount of $4.4 million in the aggregate over the term of the agreement. If the Company requests Summit to extend the services rendered, this amount may increase by approximately $1.6 million.

► Ongoing tax dispute settlement

On February 15, 2022, the Company received a global settlement from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on French Research Tax Credit (“CIR”) 2013 to 2015. This proposal has been accepted by the Company. On June 30, 2022, accruals of €2.8 million accounted as other current liabilities as of December 31, 2021, have been settled by the payment of €0.4 million, by the offset against a VAT credit of €1.9 million, and by the write-off of CIR 2017 receivables in the amount of €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement (see notes 4.10 – Provisions et 4.12 – Trade payables and other current liabilities of section 3. Unaudited interim condensed consolidated financial statements).

► Equity financing

Fundraising of €9.4 million in At-The-Market program

On June 15, 2022, the Company raised €9.4 million by issuing and selling 1,260,618 American Depositary Shares (“ADS”) pursuant to its At-The-Market (“ATM”) program, established on August 2, 2021. at a price of USD 7.75 per ADS, representing a discount of 0.92% to the volume-weighted average trading price of the Company's ADSs during the prior day’s trading session (equivalent to €7.43 at an exchange rate of 1.0431 USD/€). Each ADS represents one ordinary share of the Company. The movements of the Company’s share capital are described in note 4.8 - Shareholders’ equity f of section 3. Unaudited interim condensed consolidated financial statements.

► Bank financing and cash flow

Payments received from the CIR 2021

On April 21, 2022, the Company received French Research tax credits (crédit d'impôt recherche or "CIR”) for the fiscal year 2021, totaling €3.6 million.

Inventiva secures a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions

On May 16, 2022, the Company entered into a finance contract with the EIB for up to €50 million (the “Finance Contract”) to support the Company’s preclinical and clinical pipeline, including to fund a portion of its Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of the first tranche is subject to, among other conditions, (i) the Company issuing warrants to EIB in accordance with the terms and conditions of the warrants agreement entered into July 1, 2022 and (ii) the receipt by the Company of an aggregate amount of at least €18 million, obtained either through the issuance of new shares in the Company or through the receipt of upfront or milestone payments from the business development activities on the Company's various assets (the Company had received 9.4 million through a capital increase under the At-The-Market financing program, as described in section 1.2 – Significant events in the first half of 2022 and is eligible to receive an upfront payment of $12 million in connection with the signing of the license and collaboration agreement with Sino Biopharm).

The disbursement of second tranche under the Finance Contract is also subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for Company shares, or through upfront or milestone payments, (iii) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc; and (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled. The conditions precedent and upfront payment events are described in note 4.9 - Financial debt of section 3. Unaudited interim condensed consolidated financial statements. At the date of this document, all the conditions precedent are not yet met.

Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of the first tranche and no later than three years after the disbursement of the second tranche.

Inventiva obtains non-dilutive financing of €5.3 million in the form of an additional French state-guaranteed loan and two equity recovery loans

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. Implemented as part of a state-guaranteed PGE loan facility ("Prêt Garanti par l’Etat") with Bpifrance and two loans from a stimulus economic plan ("Prêts Participatifs Relance") granted by Crédit Agricole Champagne-Bourgogne and Société Générale, they are in large part guaranteed by the French State and have a duration of eight-year and a four-year repayment schedule.

The additional French state-guaranteed loan granted by BPI France is guaranteed for up to 90% by the French state and has a maturity aligned with the existing PGE for which the Company has opted for a linear repayment extension until May 2026.

The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. They are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period.

► Conflict in Ukraine and business update

At the end of 2021 and beginning of 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the European Union, the United States of America (or the “U.S.”) and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, Russia issued related counter-sanctions, and the European Union, the U.S., Russia, and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions or counter-actions should the conflict continue or worsen.

In addition to the COVID-19 pandemic, the conflict in Ukraine and related sanctions against Russia have impacted recruitment for NATiV3. Although the pandemic has eased globally, the strain on health systems continues to affect clinical sites, notably through staffing shortages and higher turnover. In addition, recruitment for NATiV3 has been put on hold in Ukraine and the decision has been taken to remove all of Inventiva’s planned sites in Russia from the trial. The Company is continuing to experience delays in NATiV3. The delay the Company faces is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company continues to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. As of today, 297 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is now targeted for the second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Additionally, the Company has entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on the multiple factors, including Chinese regulatory authorities' feedback, it is expected that CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

The investigator driven Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease (“NAFLD”) patients with type 2 diabetes (“T2D”) conducted by Professor Cusi from the University of Florida randomized its last patient in September 2022. However, due to a late enrollment of this last patient, the topline results from this trial are now expected in the first quarter 2023 versus the second half of 2022 as previously communicated. For the ongoing Phase II LEGEND trial combining lanifibranor with SGLT2 inhibitor empagliflozin, patient screening and randomization commenced in July, 2022 and top-line results from this trial are expected in the second half of 2023.

1.3.	Recent events and prospects

1.3.1.	Operations and product portfolio

► Lanifibranor

Inventiva announces the screening of the first patient in LEGEND, a Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and T2D

On July 7, 2022, Inventiva announced the screening of the first patient in its Phase IIa LEGEND clinical trial combining lanifibranor and empagliflozin in patients with NASH and T2D in the United States. More than 30 sites in France, the United Kingdom, Belgium, the Netherlands, and the United States have already qualified to participate in the trial. Publication of topline results is expected in the second half of 2023.

► Other significant events

-	In September 2022, Inventiva signed a licensing and collaboration agreement with Sino Biopharm to develop, import, manufacture, commercialize and market, subject to regulatory approval, lanifibranor, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). Under the terms of the agreement, Sino Biopharm will pay Inventiva an upfront payment of $12 million and an additional $5 million upon achievement of certain clinical milestones. Inventiva has the potential to receive up to $290 million of clinical, regulatory and commercial milestone payments under the agreement. In addition, subject to regulatory approval of lanifibranor, Inventiva has the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by Sino Biopharm in Greater China during the first three years of commercialization and from low to mid-teen double digits starting from year four. Depending on the multiple factors, including Chinese regulatory authorities’ feedback, it is expected CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China

-	The Company had proposed to the FDA a potential single 52-week randomized, double-blind, placebo-controlled trial, followed by a 52 week safety extension with fifty MPS VI patients aged 5 to 15 receiving placebo or a low or high dose of odiparcil, depending on the patient’s weight, with approval potentially being sought after the initial 52 weeks of treatment if the primary end-point of improvement of a 6-minute walk test were met. In August 2022, the Company received feedback from the FDA that a single Phase 2/3 clinical trial with odiparcil in children with MPS VI could potentially support a marketing application. This decision potentially expands Inventiva's opportunities for clinical development and collaborations. Inventiva believes the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on FDA feedback and continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

► Key expected milestones

-	Publication of the results of the investigator-initiated study with lanifibranor in patients with NAFLD and T2D – now planned for the first quarter of 2023

-	Study completion of Phase IIb trial with cedirogant in patients with psoriasis conducted by AbbVie – planned for first quarter of 2023

-	Publication of the topline results of the Phase IIa LEGEND of lanifibranor in combination with empagliflozin in patients with NASH and T2D – planned for second half of 2023

-	Last Patient First Visit of the Phase III NATiV3 clinical trial evaluating lanifibranor in NASH – now targeted for second half of 2023, subject to the continuing implementation of measures to accelerate the enrollment rate.

1.3.2.	Other events

► Conclusion of a warrant agreement with the EIB

On July 4, 2022, in accordance with the terms of the credit facility with EIB, the Company agreed to issue warrants to EIB as a condition to the potential funding of each tranche (see section “Inventiva secures a €50 million credit facility from the European Investment Bank (“EIB”) conditionally”).

The number of warrants to be issued to EIB will be determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (b) for the first tranche only, in case of no qualifying equity offering, the volume weighted average price per share of the Company shares over the last 180 calendar days.

The subscription price shall be €0.01 per warrant.

The warrants would have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). EIB shall be entitled to a put option at its intrinsic value to require the Company to buy back the exercisable warrants not yet exercised in certain of these occurrences.

Each warrant will entitle EIB to one ordinary share of the Company.

The exercise price will be equal to 95% of the volume weighted average of the trading price of the Company shares on the regulated market of Euronext Paris for the last trading session preceding the decision of the Company to issue such warrant.

Furthermore, the Company shall be entitled to a call option to require EIB to sell to the Company all the warrants, and a right of first refusal to buy back any warrants that are offered for sale to a third party, subject to exceptions.

► Changes in foreign currency accounts

During July 2022, the company sold $15 million on a term deposit and sold $10 million on a current account to take advantage of the favorable exchange rate of the euro against the dollar.

1.4.	Risk factors

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in Chapter 2 of the Company’s 2021 Universal Registration Document Part I, Item 1A. “ Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, in addition to the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This document also contains forward-looking statements that involve risks and uncertainties. The Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this document and in the Company’s other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Liquidity risk: the Company believes that it has sufficient funding to finance its activities until the fourth quarter of 2023

As of June 30, 2022, the Company's effective cash (cash, cash equivalents and some other current assets) amounted to €87.2 million.

On this date, the Company estimates its existing cash and cash equivalents are sufficient to finance its operating and capital expenditure requirements as currently planned until the fourth quarter of 2023, including the expected $12 million upfront payment under the license and collaboration agreement signed with Sino Biopharm and the potential first €25 million tranche of the EIB facility. This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. This period could be shortened if there are any significant increases beyond the Company’s expectations in spending on development programs or more rapid progress of development programs than anticipated. The Company may have based this on assumptions that are incorrect and may end up using its resources sooner than anticipated.

The Company expects that it will need to raise substantial additional funds in the future. Any additional fundraising efforts may divert management from their day-to-day activities, which may adversely affect the Company’s ability to develop and, if approved, commercialize its product candidates. In addition, the Company’s ability to raise necessary financing could be negatively impacted by worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the U.S. and worldwide resulting from the effects of the COVID-19 pandemic or otherwise. in addition to market impacts as a result of geopolitical events, including relating to Russia's invasion of Ukraine.

The implementation and terms and conditions of new financing will depend on factors, particularly economic and market ones, over which the Company has no control. A new financing could take the form of debt financing, which could impact the Company’s financial structure, a capital increase, which could result in share dilution, or other strategic transaction such as a partnership. If the Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could impair its growth prospects.

Risks related to difficulties in recruiting patients

The lanifibranor clinical program is the Company’s most advanced drug candidate, for patients suffering from NASH, a chronic and progressive liver disease for which there is currently no approved treatment. The positive results of the Company’s NATIVE Phase IIb were announced in June 2020 and Breakthrough Therapy and Fast Track designations were granted by the FDA. The Company has initiated the pivotal Phase III clinical trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”). The last patient first visit for the ongoing NATiV3 Phase III clinical trial evaluating lanifibranor in patients with NASH is now targeted for H2 2023, subject to the continuing implementation of measures to accelerate the enrollment rate..

In addition to the COVID-19 pandemic, the conflict between Russia and Ukraine and related sanctions against Russia have impacted recruitment for NATiV3. Although the pandemic has eased globally, the strain on health systems continues to affect clinical sites, notably through staffing shortages and higher turnover. In addition, recruitment for NATiV3 has been put on hold in Ukraine and the decision has been taken to remove all of Inventiva’s planned sites in Russia from the trial.

The Company is continuing to experience delays in NATiV3. The delay the Company faces is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company continues to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. As of today, 297 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is now targeted for the second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Additionally, the Company has entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on the multiple factors, including Chinese regulatory authorities feedback, it is expected CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

1.5.	Earnings analysis

1.5.1.	Revenue and other income

Operating income In thousands of euros	First-half 2022	First-half 2021
Revenue	67	139
Total revenue	67	139
CIR research tax credit	3,210	1,849
Subsidies	6	3
Other	109	156
Other income	3,325	2,009
Total revenue and other income	3,392	2,147

Revenue

As part of its collaboration with AbbVie in auto-immune diseases, Inventiva may be eligible to receive development, regulatory and commercial milestone payments as well as royalty payments.

Other income

Other income increased of €1.3 million or 65% compared to the first half of 2021. This increase is due to the CIR and other research tax credits resulting from the increase in research and development activities for lanifibranor for the treatment of NASH in the first half of 2022.

1.5.2.	Operating expenses

Operating expenses In thousands of euros	First-half 2022	First-half 2021
Research and development expenses	(29,866)	(19,109)
Marketing – Business development expenses	(278)	(258)
General and administrative expenses	(6,847)	(5,779)
Total operating expenses	(36,991)	(25,146)

The increase in operating expenses of €11.8 million, or 47% compared to the first half of 2021 is mainly driven by the increase in research and development expenses of €10.8 million and general and administrative expenses of €1.1 million described below.

1.5.2.1.	Research and development expenses

Research and development expenses for the six months ended June 30, 2022 break down as follows:

Research and development expenses In thousands of euros	First-half 2022	First-half 2021
Disposables	(920)	(714)
Energy and liquids	(368)	(304)
Patents	(227)	(296)
Studies	(20,530)	(11,742)
Maintenance	(466)	(459)
Fees	(103)	(93)
IT systems	(428)	(362)
Personnel costs	(5,891)	(4,389)
Depreciation, amortization, and provisions	(594)	(375)
Other research and development costs	(340)	(374)
Total research and development expenses	(29,866)	(19,109)

The €10.8 million (56%) increase in research and development expenses as compared to the six-months ended June 30, 2021, was primarily driven by:

-	a €8.8 million increase in spending on studies in the research and development phase, particularly for lanifibranor; and

-	a €1.5 million increase in personnel costs, compared to first half of 2021, mainly due (i) to the strengthening of the development and executive team working on the lanifibranor trials in the second half of 2021 and the first half of 2022 (ii) and to the share-based payment increase following the Long Term Incentive Plan granted on April 16, 2021 (full year effect compared first half of 2021).

► Lanifibranor

Clinical trial-related expenses for lanifibranor development increased by €8.7 million compared to the first half of 2021, totaling €19.9 million in the first half of 2022.

In line with previous periods, costs relating to lanifibranor’s development in the first half of 2022 can be broken down into two main categories:

(i)	activities related to clinical studies amounted to €15.1 million, mainly including the Phase III trial in NASH, the initiation of the Phase II LEGEND trial, and Phase I studies as detailed below; and

(ii)	development activities amounted to €4.7 million, mainly including pharmaceutical development and non-clinical, preclinical pharmacology and toxicology trials in animals and the activities related to regulatory consulting.

Costs linked to clinical trial activities included the following developments over the six months ended June 30, 2022:

Treatments for NASH

-	Costs linked to the Phase III trial conduct with the qualification and opening of investigator sites, regulatory submissions and first patients recruitments, leasing of Fibroscans equipment, the initial expenses related to the first packaging campaigns for the treatment units, costs related to the biopsy slides reading and the consulting including committees;

-	Costs linked to the recruitment of the patients in the NAFLD trial and storage of treatments units; and

-	costs related to the biological samples used in the NATIVE trial, of which the last patients left the trial on March 16, 2020, and that has been closed.

LEGEND

-	Launching of Phase II trial initiation tasks with expenses of contract research organizations related to regulatory submissions, qualification and opening of investigator sites, and first patients’ recruitments. Other costs of the period are related to the first packaging campaigns for the treatment units and preparation of pharmacokinetics analysis.

Phase I studies

-	Pursuit of Hepatic Impairment trial with Synheos as part of a CRO contract and the clinical packaging;

-	Finalization of the “TQT” trial which is intended to assess the impact of the molecule on cardiac repolarization, including the activities within the CRO contract including the redaction by Spaulding Clinical Research, and last bioanalysis expenses;

-	Residual costs correspond to the initiation of the Renal Impairment trial among which costs related to the finalization of the protocol and submission record preparation, and the finalization of the Drug Interaction trial.

Phase II FASST trial was archived and closed.

Development costs in the first half of 2022 related primarily to:

-	Pharmaceutical development consisting mainly of the orders of raw materials for the manufacturing of the active ingredient batches and the manufacturing of the 140kg cGMP batch for phase III, the pursuit of the optimization activities of lanifibranor active ingredient synthesis and its analytical methods;

-	Regarding the non-clinical development program, environmental toxicology and pharmacokinetics studies, including the validation of a physiological based pharmacokinetic model (“PBPK”) developed with Phinc as well as in vitro and in vivo toxicology;

-	Manufacture campaign of the first 2 clinical batch campaigns with Delpharm and pursuit of the stability trials of the finished product;

-	Regulatory and quality advice from clinical, statistical, quality assurance, scientific and clinical operations experts to enable the Company to conduct its development program in line with quality standards and regulatory requirements; and

-	The continuation studies on animals through collaboration with recognized experts in therapeutic indications to improve knowledge of the effects of lanifibranor and its mechanism of action.

► YAP-TEAD

Trial-related expenses for the YAP-TEAD project increased by €0.3 million compared to the first half of 2021, totaling €0.6 million in the first half of 2022.

Costs incurred mainly related to the optimization of studies and pre-clinical collaboration and included:

-	Biological and pharmacological studies (in vivo xenograft and orthotopic models, deconvolution target studies);

-	Trial initiation on compound affinity to transporters;

-	Medicinal chemistry studies (Computer Aided Drug Design (CADD), structural chemistry, synthesis and binding); and

-	Consulting fees.

1.5.2.2.	Marketing and business development expenses

Marketing and business development expenses break down as follows:

Marketing – Business development In thousands of euros	First-half 2022	First-half 2021
Fees	(1)	(150)
IT systems	(7)	(5)
Personnel costs	(111)	(100)
Other operating expenses	(159)	(4)
Total marketing and business development expenses	(278)	(258)

Marketing and business development expenses for the first half of 2022 were in line with the first half of 2021 with a decrease of €0.2 million of consulting fees on the Company's marketing strategy, in particular concerning the options for developing the odiparcil program, and a €0.2 million increase of other operating expenses related to the fees related to business development.

1.5.2.3.	General and administrative expenses

General and administrative expenses are mainly composed of administrative staff costs, support costs (mainly consisting of security costs, taxes and various rentals), non-scientific IT costs and consulting fees.

General and administrative expenses break down as follows:

General and administrative expenses In thousands of euros	First-half 2022	First-half 2021
Energy	(92)	-
Maintenance	(55)	-
Consulting fees	(2,026)	(1,652)
IT systems	(42)	(26)
Support costs (including taxes)	(355)	(452)
Personnel costs	(2,198)	(1,736)
Depreciation, amortization and provisions	(105)	(79)
Insurance	(1,265)	(1,078)
Other general and administrative expenses	(708)	(756)
Total general and administrative expenses	(6,847)	(5,779)

General and administrative expenses for the first half of 2022 increased by €1.1 million (18%) compared to the first half of 2021. These changes are mainly due to:

-	increase of personnel costs of €0.5 million related to the increase of share-based payment linked to the LTIP granted on April 16, 2021;

-	increase of consulting fees by €0.4 million and insurance costs by €0.1 million incurred in connection with the additional costs related to Inventiva Inc. and the dual listed status of the Company.

1.5.3.	Other operating income and expenses

Other operating income and expenses break down as follows:

Other operating income and expenses In thousands of euros	First-half 2022	First-half 2021
Other operating income	294	341
Other operating expenses	(163)	(948)
Other operating income and expenses	131	(607)

For the first half of 2022, other operating income and expenses are mainly due to fiscal litigation unwinding (see notes 4.10 - Provisions and 4.12 - Trade payables and other current liabilities of section 3. Unaudited interim condensed consolidated financial statements), other operating incomes are composed of €0.3 million reversal of provision and the other operating expenses of €0.1 million penalties linked to this litigation.

For the first half of 2021, other operating income and expenses were mainly composed of:

-	€0.8 million insurance costs related to the "Public Offering of Securities Insurance", to cover the risks related to the Company’s initial public offering on the Nasdaq Global Market in July 2020 for; and

-	€0.3 million reversal of the full impairment of the carry back receivable recorded on December 31, 2020. An income tax for the same amount was recognized in the first half of 2021. Consequently, the net impact in the consolidated income statement was nil.

1.5.4.	Financial income and expenses

Financial income and expenses break down as follows:

Financial income and expenses In thousands of euros	First-half 2022	First-half 2021
Income from cash equivalents	140	11
Foreign exchange gains	4,019	2,967
Total financial income	4,159	2,978
Interest cost	(120)	(48)
Foreign exchange losses	(49)	(1,453)
Losses on fair value variation	-	(651)
Other financial expenses	(7)	(2)
Total financial expenses	(177)	(2,154)
Net financial income	3,983	824

Net financial income for the first half of 2022 increased by €3.2 million compared to the first half of 2021. This increase is mainly due to:

-	Increase of foreign exchange gains by €1.1 million generated by cash and cash equivalents in foreign currency, which are attributable to the appreciation of the U.S. dollar against the euro during the first half of 2022;

-	foreign exchange losses of the first half of 2021 resulted from the unfavorable position of the foreign currency term deposit contracts at the maturity date for €1.5 million; and

-	losses from changes in fair value of the first half of 2021 resulted from the unwinding of three foreign currency forward contracts for an aggregate of €0.7 million.

1.5.5.	Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

Current taxes

As the imputation of tax losses on tax benefits of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the company and regarding the nil projected tax rate as of December 31, 2022, no current taxes were recorded as of June 30, 2022, for Inventiva S.A.

Deferred taxes

Inventiva S.A. recorded tax losses in the first half of 2022. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis on June 30, 2022.

1.5.6.	Net loss for the period

Inventiva recorded a net loss of €29.5 million in the first half of 2022 versus a loss of €23.1 million in first half of 2021, which was an increase in net loss of €6.3 million year over year.

1.6.	Analysis of the financial situation

1.6.1.	Non-current assets

Non-current assets consist of:

-	other non-current assets mainly comprising term accounts with progressive interest rate;

-	property, plant, and equipment, mainly comprising assets acquired on the incorporation of the Company and the right of use from Fibroscans leasing; and

-	intangible assets, mainly comprising the compound and software library.

Non-current assets
In thousands of euros	June 30, 2022	Dec. 31, 2021
Intangible assets	670	770
Property, plant and equipment	6,166	3,197
Other non-current assets	1,629	2,442
Total non-current assets	8,464	6,408

Non-current assets increased by €2.0 million (32%) compared to December 31, 2021.

This was mainly attributable to:

-	the €3.0 million increase of property, plant and equipment net value mainly due to the acquisition of right-of-use of Fibroscans (see note 4.2 - Property, plant and equipment of section 3. Unaudited interim condensed consolidated financial statements); partly offset by,

-	the €0.8 million decrease due to the €1.0 million term accounts change in maturity and an increase in the advance payment to the supplier PRA under the CRO contract for €0.2 million. (See note 4.3 - Other non-current assets of section 3. Unaudited interim condensed consolidated financial statements);

1.6.2.	Current assets

Current assets
In thousands of euros	June 30, 2022	Dec. 31, 2021
Inventories	355	392
Trade receivables	1	4,000
Tax receivables	3,491	4,373
Other current assets	19,677	20,260
Cash and cash equivalents	76,406	86,553
Total current assets	99,930	115,577

Current assets decreased by €15,6 million (14%) compared to December 31, 2021.

This was mainly attributable to:

-	the €10.1 million (12%) decrease in cash and cash equivalents related to the Company’s activity (see section 2 Cash flow and equity of this Interim Financial Report);

-	the €4.0 million decrease in trade receivables related to the milestone payment received on January 31, 2022, following the initiation of the Phase IIb trial for cedirogant (see note 4.6 - Trade receivables and other current assets of section 3. Unaudited interim condensed consolidated financial statements);

-	tax receivables mainly include CIR and other tax research credits receivables related to the first half of 2022 for €3.5 million as the CIR 2021 receivables of €3.6 million was collected in June 2022. As of December 31, 2021, tax receivables were composed of CIR and other tax research credits receivables related to the entire 2021 year, hence the €0.9 million decrease (20%) compared to December 31, 2021; and

-	the €0.6 million decreases in other receivables, mainly due to:

o	an increase term deposit accounts for €1.9 million;

o	a decrease in prepaid expenses for €1.9 million, mainly corresponding to trial costs incurred under the CRO contracts with third parties; and

o	a decrease in foreign currency forwards for €0.4 million.

1.6.3.	Shareholders’ equity

Shareholders’ equity
In thousands of euros	June 30, 2022	Dec. 31, 2021
Share capital	421	409
Premiums related to share capital	173,893	165,072
Net loss for the period	(29,466)	(49,635)
Reserves	(74,881)	(26,815)
Currency translation reserves	(240)	(164)
Total shareholders' equity	69,727	88,866

Shareholders’ equity decreased by €19.1 million, or 22%, compared to December 31, 2021. This change is mainly due to net loss for the current period for €29.5 million, offset by increase of €8.8 million net related to the ATM.

Changes in shareholders’ equity during the first six months of 2022 are described in further detail in note 4.8 - Shareholders’ equity of section 3. Unaudited interim condensed consolidated financial statements of this Interim Financial Report and in section 2 Cash flow and equity of this Interim Financial Report.

1.6.4.	Non-current liabilities

Non-current liabilities
In thousands of euros	June 30, 2022	Dec. 31, 2021
Long-term debt	13,437	8,837
Long-term provisions	-	-
Provisions for retirement benefit obligations	1,184	1,429
Total non-current liabilities	14,621	10,266

The €4.3 million (42%) increase of non-current liabilities compared to December 31, 2021, is mainly due to the €4.6 million increase of long-term debt following the three bank loans completion amounted to €5.3 million during the period (see notes 4.9 - Financial debt of section 3. Unaudited interim condensed consolidated financial statements and section 2. Cash flow and equity).

1.6.5.	Current liabilities

Current liabilities
In thousands of euros	June 30, 2022	Dec. 31, 2021
Short-term debt	5,094	1,282
Trade payables	14,253	14,602
Short-term provisions	-	180
Other current liabilities	4,698	6,789
Total current liabilities	24,046	22,853

Current liabilities increased by €1.2 million (5%) for the six months ended June 30, 2022, compared to December 31, 2021. This change is mainly due to the €3.8 million increase of short-term debt (see notes 4.9 - Financial debt of section 3. Unaudited interim condensed consolidated financial statements and section 2. Cash flow and equity), partially offset by the €2.1 million decrease (31%) in other current liabilities due to the unwinding of litigation about payroll tax and CIR.

Following the tax dispute settlement submission received on February 15, 2022, and accepted by the Company, accruals accounted as other current liabilities has been settled during the first half of 2022 with:

-	a €0.4 million payment,

-	the imputation on a €1.9 million VAT credit,

-	the CIR 2017 tax relief amounted to €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement.

2.	Cash flow and equity

This section discusses the Company’s shareholders’ equity, cash position and sources of funding for the six months ended June 30, 2022, and the fiscal year ended December 31, 2021.

2.1.	Cash and cash equivalents

Net cash and cash equivalents
In thousands of euros	June 30, 2022	Dec. 31, 2021
Other cash equivalents	37,041	42,900
Cash at bank and at hand	39,365	43,653
Cash and cash equivalents	76,406	86,553

As of June 30, 2022, cash and cash equivalents amounted to €76.4 million compared to €86.6 million as of December 31, 2021, with a decrease of €10.1 million (12%), mainly related to the Company's ongoing research activities, in particular the Phase III trial with lanifibranor for the treatment of NASH and, to a lesser extent, to the Phase II LEGEND trial.

Cash at hand and marketable securities held by the Company are generally invested in short-term deposit accounts that are readily convertible into known amounts of cash.

Cash at hand and marketable securities are used to finance the Company's activities, in particular its R&D costs.

After deducting debt, the Company has a net cash surplus as of June 30, 2022. Borrowings are set out in section 2.1.2 Financing from bank loans below.

Analysis of debt
In thousands of euros	June 30, 2022	Dec. 31, 2021
Cash and cash equivalents	(76,406)	(86,553)
Current financial liabilities(1)	5,094	1,282
Current debt (A)	5,094	1,282
Non-current financial liabilities(1)	13,437	8,837
Non-current debt (B)	13,437	8,837
Total debt (A) + (B)	18,531	10,119
Net debt	(57,875)	(76,434)

(1)	Including accrued interests payable on loans

There are no restrictions on the use of the Company’s cash and cash equivalents resources.

2.1.1.	Equity financing

As of June 30, 2022, the Company’s share capital increased by €12.6 thousand compared to December 31, 2021, up to €421.3 thousand.

On June 15, 2022, the Company issued and sold 1,260,618 ADSs for a gross amount of €9.4 million pursuant to the ATM program established on August 2, 2021, at price of $7.75 per new ADS, which represents a discount of 0.92% to the volume weighted average price of the Company's shares on Euronext Paris over the last trading day (€7.43 equivalent to an exchange rate of 1.0431 USD/€). This resulted in a capital increase in nominal value of €12,606 and a net contribution of €8.8 million.

The capital increases carried out by the Company prior to January 1, 2022, have been its main source of financing since its creation (see section 4.5. Cash flow and equity of the Universal Registration Document 2021).

2.1.2.	Financing from bank loans

Analysis of debt In thousands of euros	Debt carried on the balance sheet at Jan. 1, 2022	Proceeds (+)	Repayments (-)	Exchange rate gain/losses (+/-)	Debt carried on the balance sheet on June 30, 2022
Lease liabilities	130	3,278	(223)	9	3,193
PGE SG 2020 (state-guaranteed)	3,339	-	-	-	3,339
PGE CA 2020 (state-guaranteed)	3,339	-	-	-	3,339
PGE BPI France 2020 (state-guaranteed)	3,300	-	-	-	3,300
PGE BPI France 2022 (state-guaranteed)	-	1,780	-	-	1,780
PPR SG 2022	-	1,780	-	-	1,780
PPR CA 2022	-	1,780	-	-	1,780
Other(1)	11	-	8	-	19
Total	10,119	8,618	(215)	9	18,531

(1)	Including accrued interests payable on loans

The Company has entered into six loan agreements:

-	a loan of €3,3 million at a fixed rate of 0.25% in the form of a State Guaranteed Loan (PGE) concluded on May 12, 2020, with Société Générale for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company had decided to extend the franchise period until September 2022. The amendment was signed on May 12, 2021 and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 0.58%.

-	a loan of €3.3 million at a fixed rate of 0.00% in the form of a State Guaranteed Loan (SGL) signed on May 19, 2020, with Crédit Agricole for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company had decided to extend the grace period until September 2022. The amendment was signed on May 5, 2021, and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 0.55%.

-	a loan of €3.3 million at a fixed rate of 2.35% in the form of a State Guaranteed Loan (PGE) signed on May 18, 2020, with BPI for an initial term of 12 months. In accordance with the measures put in place by the French State in the context of the health crisis linked to COVID-19, the Company decided to extend the grace period until September 2022. The amendment was signed on March 30, 2021, and stipulates that the capital repayment will be spread over four years starting in September 2022 with a revised annual interest rate of 3.35%.

-	a loan of €1.8 million at a fixed rate of 4.65% in the form of a Recovery Participating Loan (PPR) signed on June 9, 2022, with Société Générale for an initial duration of 8 years and a deferred repayment of 4 years. The repayment will commence July 6, 2026 until June 10, 2030.

-	a loan of €1.8 million at a fixed rate of 2.35% in the form of a State Guaranteed Loan (PGE) signed on June 10, 2022, with BPI, in addition to the previous one, for an initial term of 12 months, with the ability to extend to the same maturity as the existing PGE.

-	a loan of €1.8 million at a fixed rate of 4.20% in the form of a Recovery Participating Loan (PPR) signed on June 24, 2022, with Crédit Agricole for an initial duration of 8 years and a deferred repayment of 4 years. The repayment will commence June 24, 2027 until June 24, 2030.

These funds obtained in the form of PGE and PPR are expected to be used primarily for the Company's operating activities and the development of Phase III clinical trial of lanifibranor.

As of June 30, 2022, no funds have been received from the EIB, as the conditions precedent have not yet been met. The Company has entered into a licensing and collaboration agreement with Sino Biopharm, and the Company should receive an initial payment of $12 million (described in section 1.3 – Recent events and perspectives) in connection with the signing of this agreement. Upon receipt of the initial payment, the condition precedent of the first tranche, in regards of the receipt by the Company of an aggregate amount of at least €18 million, will be met.

On June 30, 2022, these loans do not impose any financial commitments on the Company (see note 6.1 - Commitments related to operational activities of section 3. Unaudited interim condensed consolidated financial statements).

Inventiva’s loans and debt maturity profile as of June 30, 2022 is as follows:

June 30, 2022 In thousands of euros	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	4,266	7,498	1,780	1,780
Other loans and similar borrowings(1)	-	14	-	-
Lease liabilities	829	2,365	-	-
Total loans and similar borrowings	5,094	9,877	1,780	1,780

(1) Including accrued interests payable on loans.

2.1.3.	Financing from Research Tax Credits

Due to its status as a European small and medium-sized enterprise (“SME”), the Company receives payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

In the first half of 2022, the Company received the settlement of 2021 CIR of €3.6 million (see notes 1.2 “Significant events in the first half of 2022” and 4.6 “Trade receivables and other current assets”).

Research tax credits during the six months ended June 30, 2022 and June 30, 2021 were as follows:

Financing from research tax credits In thousands of euros	First half 2022	First half 2021
Income statement impact of research tax credits	3,210	1,849
Cash flow impact of research tax credits	3,553	7,957

At June 30, 2022, the income statement impact of CIR and other research tax credits included €3.1 million in research tax credits granted with respect to the first half of 2022 of which €2.9 million for Inventiva S.A. and €0.2 million for Inventiva Inc., and €0.1 million regarding a corrective claim on CIR 2021.

The increase of €1.4 million compared to the first half of 2021 is primarily attributable to the increase in research and development expenses incurred by the Company.

2.2.	Cash flow analysis

The following table sets forth the Company’s cash flow for the first half of 2022 and the first half of 2021:

Cash flow In thousands of euros	First-half 2022	First-half 2021
Net cash used in operating activities	(26,221)	(19,792)
Net cash used in investing activities	(268)	4,740
Net cash from (used in) financing activities	13,952	31
Net increase (decrease) in cash and cash equivalents	(12,537)	(15,021)
Exchange gains / losses	2,390	2,967

In the first half of 2022 and the first half of 2021, the main financing needs of the Company related to its operating activities, including its working capital requirements.

Net cash used in operating activities in the first half of 2021 and the first half of 2022 amounted to €19.8 million and €26.2 million, respectively. This increase is mainly attributable to the increase of cash used in operations, mainly due to the increase of research and development expenses, excluding depreciation, amortization, provision, and IFRS 2 expenses, of €9.9 million, offset by a €2.1 million decrease of working capital variation.

In the first half of 2021 and the first half of 2022, the main sources of the Company were as follow:

-	Capital increase: The capital increase carried out in June 2022, as part of the ATM program implementing on August 2, 2021, generated a €8.8 million net contribution (see section 1.2 “Significant events in the first half of 2022”)

-	Subscription of borrowings: the three loans obtained by the Company for a total of €5.3 million in the form of two Recovery Participating Loans (PPR) and a State Guaranteed Loan complement (PGE), of €1.8 million each, which are guaranteed by the French State.

2.2.1.	Cash flow linked to operating activities

In thousands of euros	First-half 2022	First-half 2021
Net loss for the period	(29,466)	(23,136)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	635	534
Deferred and current taxes	(74)	22
Tax credits	(2,639)	(2,455)
Cost of net debt	54	82
IFRS 2 expenses	1,643	623
Unrealized foreign exchange losses/(gains)	(3,284)	(1,529)
Change in fair value through profit (or loss)	-	651
Other	-	605
Cash flows used in operations before tax, interest and changes in working capital	(33,130)	(24,603)
Increase (decrease) in operating and other receivables	3,894	(73)
(Increase) decrease in operating and other payables	(2,410)	909
Increase (decrease) in inventories	37	(114)
Tax credit received	3,553	7,957
Other	1,835	(3,868)
Tax, interest and changes in operating working capital	6,910	4,811
Net cash used in operating activities	(26,221)	(19,792)

Cash flow used in operating activities increased by €6.4 million in the first half of 2022 in comparison with the first half of 2021.

This increase in the cash requirement is mainly attributable to:

-	the €10.8 million increase in operating expenses excluding depreciation, amortization, provision, and IFRS 2 expenses, compared to the first half of 2021, mainly linked to the increase in research and development costs related to the development of Phase III clinical trial of lanifibranor for the treatment of NASH; and offset by

-	€2.1 million decrease in the change in working capital related to operations, mainly due to changes in other current assets over the periods concerned.

2.2.2.	Cash flow linked to investing activities

Cash flow used in investing activities over the periods presented was as follows:

In thousands of euros	First-half 2022	First-half 2021
Purchases of property, plant and equipment and intangible assets	(296)	(158)
Disposals of property, plant and equipment and intangible assets	24	54
(Increase)/decrease in current term accounts	-	5,893
Net change in other non-current financial assets	4	(1,048)
Net cash used in investing activities	(268)	4,740

In the first half of 2021, the increase of net cash used in investing activities was mainly attributable to the unwinding of short-term deposit accounts in foreign currency for a total amount of €5.9 million (excluding exchange rate gains and losses).

2.2.3.	Cash flow linked to financing activities

In thousands of euros	First-half 2022	First-half 2021
Capital increase	8,834	49
Subscription of borrowings	5,340	-
Repayment of debt	-	(13)
Repayment of lease liabilities	(223)	(5)
Net cash from (used in) financing activities	13,952	31

In the first half of 2022, net cash flows from financing operations amounted to €13.9 million, compared to €31 thousand in the first half of 2021. This was attributable to the following financing operations:

-	the € 8.8 million capital net increase carried out in June 2022 as part of the ATM program; and

-	the three loans for a total amount of €5.3 million obtained from a syndicate of French banks, in the form of loans mainly guaranteed by the French State.

2.3.	Anticipated sources of funds

Cash and cash equivalents amounted to €76.4 million at June 30, 2022.

The Company expects to use the following sources of financing to fund its future operations:

-	the potential milestone payments under its partnership with AbbVie;

-	the potential capital increases through the ATM program;

-	the research tax credits;

-	the initial payment of $12 million under the license and collaboration agreement signed with Sino Biopharm (described in section 1.3 – Recent events and perspectives) which is expected by the end of 2022;

-	the potential recourse to the financing contract concluded with the EIB, whose condition precedent of the first tranche, in regards of the receipt by the Company of an aggregate amount of at least €18 million, will be met, upon receipt of the initial payment under the license and collaboration agreement signed with Sino Biopharm, which should support the disbursement of the first tranche of €25 million; and

-	Global or regional business development partnerships in non-strategic territories.

The Company expects that its net cash and cash equivalents at June 30, 2022, which is the primary source of funding for the Company, should allow the Company to finance its activities until the fourth quarter of 2023, including the expected $12 million upfront payment under the license and collaboration agreement signed with Sino Biopharm and the potential first €25 million tranche of the EIB facility2

2 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.

3.	Unaudited interim condensed consolidated financial statements

Statutory Auditors’ Review Report on the Half-yearly Financial Information

This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

Inventiva S.A.

Registered office: 50, rue de Dijon - 21121 Daix

Statutory Auditors’ Review Report on the Half-yearly Financial Information

For the period from January 1 to June 30, 2022

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Annual Meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

•	the review of the accompanying condensed half-yearly consolidated financial statements of Inventiva S.A., for the period from January 1 to June 30, 2021,

•	the verification of the information presented in the half-yearly management report.

These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

I. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - standard of the IFRSs as adopted by the European Union applicable to interim financial information.

II. Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Paris La Défense, on the September 21, 2022	Paris, on the September 21, 2022

Cédric Adens	Lison Dahan-Chouraki

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

	Notes	June 30, 2022	Dec. 31, 2021
Intangible assets	4.1	670	770
Property, plant and equipment	4.2	6,165	3,196
Other non-current assets	4.3	1,629	2,442
Total non-current assets		8,464	6,408
Inventories	4.5	355	392
Trade receivables	4.6	1	4,000
Tax receivables	4.6	3,491	4,373
Other current assets	4.6	19,677	20,260
Cash and cash equivalents	4.7	76,406	86,553
Total current assets		99,930	115,578
Total assets		108,394	121,985

Share capital	4.8	421	409
Premiums related to share capital	4.8	173,893	165,072
Reserves	4.8	(74,881)	(26,815)
Translation reserve	4.8	(240)	(164)
Net loss for the period	4.8	(29,466)	(49,635)
Shareholders’ equity		69,727	88,866
Long-term debt	4.9	13,437	8,837
Provisions for retirement benefit obligations	4.11	1,184	1,429
Total non-current liabilities		14,621	10,266
Short-term debt	4.9	5,094	1,282
Trade payables	4.12	14,253	14,602
Short-term provisions	4.10	-	180
Other current liabilities	4.12	4,698	6,789
Total current liabilities		24,046	22,853
Total equity and liabilities		108,394	121,985

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of (income) loss

(in thousands of euros)

		Six months ended
	Notes	June 30, 2022	June 30, 2021
Revenue	5.1	67	139
Other income	5.1	3,325	2,009
Research and development costs	5.2	(29,866)	(19,109)
Marketing – Business development expenses	5.2	(278)	(258)
General and administrative expenses	5.2	(6,847)	(5,779)
Other operating income (expenses)	5.3	131	(607)
Net operating loss		(33,468)	(23,605)
Financial income	5.4	4,159	2,978
Financial expenses	5.4	(177)	(2,154)
Net financial income		3,983	824
Income (expense) tax	5.5	19	(355)
Net loss for the period		(29,466)	(23,136)

Basic/diluted loss per share (euros/share)		(0.72)	(0.60)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.6	40,864,457	38,677,187

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of comprehensive (income) loss

(in thousands of euros)

	Six months ended
	June 30, 2022	June 30, 2021
Net loss for the period	(29,466)	(23,136)
Items recycled to income	(75)	(5)
Exchange difference on translation of foreign operations	(75)	(5)
Items not recycled to income	370	117
Actuarial gains and losses on retirement benefit obligations (IAS 19)	370	117
Total comprehensive loss	(29,172)	(23,023)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Translation reserves	Reserves	Shareholders’ equity
At Jan. 1, 2022		409	165,072	(49,635)	(164)	(26,815)	88,866
Net (income) loss for the period		-	-	(29,466)	-	-	(29,466)
Actuarial gains and losses, net of deferred tax		-	-	-	-	370	370
Change in actuarial gains and losses		-	-	-	(75)	-	(75)
Total comprehensive income (loss)		-	-	(29,466)	(75)	370	(29,172)
Appropriation of 2021 net (income) loss		-	-	49,635	-	(49,635)	-
Issued of ordinary shares	4.8	13	9,354	-	-	-	9,366
Transaction costs	4.8	-	(532)	-	-	-	(532)
Share-based payment compensation expenses	4.8	-	-	-	-	1,643	1,643
Treasury shares		-	-	-	-	(445)	(445)
At June 30, 2022		421	173,893	(29,466)	(240)	(74,881)	69,727

	Notes	Share capital	Premiums related to share capital	Net income (loss) for the period	Translation reserves	Reserves	Shareholders’ equity
At Jan. 1, 2021		386	139,668	(33,619)	-	4,777	111,211
Net (income) loss for the period		-	-	(23,136)	-	-	(23,136)
Actuarial gains and losses, net of deferred tax		-	-	-	(5)	-	(5)
Change in actuarial gains and losses		-	-	-	-	117	117
Total comprehensive income (loss)		-	-	(23,136)	(5)	117	(23,023)
Appropriation of 2020 net (income) loss		-	-	33,619	-	(33,619)	-
Exercise of BSAs/BSPCEs and AGAs	4.8	0	-	-	-	(0)	-
Share-based payments	4.8	-	-	-	-	623	623
Subscription premiums related to BSAs		-	-	-	-	49	49
Treasury shares		-	-	-	-	(339)	(339)
At June 30, 2021		386	139,668	(23,136)	(5)	(28,393)	88,520

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	First-half 2022	First-half 2021
Net loss for the period	(29,455)	(23,136)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	635	534
Deferred and current taxes	(74)	22
Tax credits	(2,639)	(2,455)
Cost of net debt	54	82
IFRS 2 expense	1,643	623
Exchange (gains) / losses	(3,284)	(1,529)
Fair value variation through profit and loss	-	651
Other	-	605
Cash flows used in operations before tax, interest and changes in working capital	(33,130)	(24,603)
Increase (decrease) in operating and other receivables	3,894	(73)
(Increase) decrease in operating and other payables	(2,410)	909
Increase (decrease) in inventories	37	(114)
Tax credit received	3,553	7,957
Other	1,835	(3,868)
Tax, interest and changes in operating working capital	6,910	4,811
Net cash used in operating activities	(26,221)	(19,792)
Purchases of property, plant and equipment and intangible assets	(296)	(158)
Disposals of property, plant and equipment and intangible assets	24	54
(Decrease) / Increase in short-term deposit accounts	-	5,893
Net change in other non-current financial assets	4	(1,048)
Net cash used in investing activities	(268)	4,740
Capital increase	8,834	49
Subscription of borrowings	5,340	-
Repayment of debt	-	(13)
Repayment of lease liabilities	(223)	(5)
Net cash from (used in) financing activities	13,952	31

Net increase (decrease) in cash and cash equivalents	(12,537)	(15,021)
Cash and cash equivalents at beginning of period	86,553	105,687
Exchange gains / (losses)	2,390	2,967
Cash and cash equivalents at end of period	76,406	93,633

The accompanying notes form an integral part of these financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 1. Company information

1.1	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated financial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group designated as “Inventiva” or the “Company”).

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis, or NASH, and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing Lanifibranor in the treatment for NASH, as well as a pipeline of earlier stage programs or oncology discovery.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a chronic and progressive liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation. The Company initiated the preparations for the pivotal Phase III clinical trial of lanifibranor in NASH (“NATiV3”) in the second half of 2021 and a combination trial with lanifibranor and empagliflozin in patients with NASH and Type 2 Diabetes (“T2D”). The Company is now targeting the last patient first visit for NATiV3, the Company’s ongoing Phase III clinical trial evaluating lanifibranor in patients with NASH, for H2 2023, subject to the continuing implementation of measures to accelerate the enrollment rate. The delay the Company faces is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company continues to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. As of today, 297 clinical sites are activated. The publication of the topline results of the part 1 of NATiV3 is now targeted for second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Additionally, the Company has entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize, subject to regulatory approval, lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on the multiple factors, including Chinese regulatory authorities’ feedback, it is expected CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

Inventiva's pipeline also includes odiparcil for the treatment of patients with mucopolysaccharidosis type VI ("MPS VI"), a group of rare genetic diseases. Inventiva believes the potential for an efficient development pathway for odiparcil for the treatment of MPS VI exists based on FDA feedback and continues to review potential options to further development of odiparcil for the treatment of MPS VI, which may include pursuing a partnership.

Inventiva has a strategic collaboration with AbbVie Inc. (“AbbVie”) in the area of autoimmune diseases. AbbVie has started the clinical development of cedirogant (formerly ABBV-157), a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. Following the achievement of clinical proof of concept during Phase Ib clinical trial, AbbVie has decided in November 2021 to launch the drug candidate into Phase IIb development for cedirogant in adults with moderate to severe plaque psoriasis, which is expected to be completed in the first quarter 2023.

Inventiva’s ordinary shares have been listed on compartment C of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (ADSs), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

1.2	Significant events in the first half of 2022

Business

Amendments to contract research organization (“CRO”) Agreement with Pharmaceutical Research Associates B.V.

Effective January 14, 2022, in connection with the conduct of the LEGEND Phase IIa clinical trial, the Company entered into an agreement with Pharmaceutical Research Associates Group B.V. ("PRA"), a CRO. Under the terms of the agreement, PRA is to support a clinical trial to evaluate the patient benefit of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH. The Company will pay a total amount of €7.9 million for the services rendered (directly and indirectly) by the CRO over the two years period following the date of the contract.

On February 1, 2022, the Company amended its April 2021 agreement with PRA related to the Phase III clinical trial in NASH (“NATiV3”) to include a bonus and malus mechanism. Depending on whether PRA reaches four milestones in the NATiV3 clinical trial before or after certain dates, PRA will receive a bonus or pay the Company a malus. The bonus and malus scheme is capped at €3.4 million.

On April 12, 2022, the Company further amended its agreement with PRA related to the NATiV3 clinical trial to extend the timelines, with respect to the milestones, and to revise the country/site distribution of the trial. Inventiva is obligated to pay PRA up to an aggregate of €221.7 million under this NATiV3 PRA agreement.

As of June 30, 2022, the total amount still to be paid under the LEGEND and NATiV3 PRA agreements amounts to €207.0 million.

Service Agreement with Summit Clinical Research LLC ("Summit")

In February 2022, the Company entered a service contract with Summit in connection with the NATiV3 trial. Under the terms of the agreement, Summit is to provide services to support recruitment and commitment of volunteers for the NATiV3 clinical trial. The Company agreed to pay for the services rendered by Summit over the entire period from the effective date of the contract to March 2029, for a minimum amount of $4.4 million in the aggregate over the term of the agreement. If the Company requests Summit to extend the services rendered, this amount may increase by approximately $1.6 million.

Ongoing tax dispute settlement

On February 15, 2022, the Company received a global settlement from the French tax authorities regarding the tax audit carried out on payroll taxes for 2016 and 2017, and on French Research Tax Credit (“CIR”) 2013 to 2015. This proposal has been accepted by the Company. On June 30, 2022, accruals of €2.8 million accounted as other current liabilities as of December 31, 2021, have been settled by a €0.4 million payment, by the offset against a VAT credit of €1.9 million, and by the write-off of CIR 2017 receivables in the amount of €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement (see note 4.10 "Provisions" and note 4.12 "Other current liabilities").

Equity financing

Fundraising of €9.4 million in At-The-Market program

On June 15, 2022, the Company raised €9.4 million by issuing and selling 1,260,618 American Depositary Shares (“ADS”) pursuant to its At-The-Market (“ATM”) program, established on August 2, 2021. at a price of USD 7.75 per ADS, representing a discount of 0.92% to the volume-weighted average trading price of the Company's ADSs during the prior day’s trading session (equivalent to €7.43 at an exchange rate of 1.0431 USD/€). Each ADS represents one ordinary share of the Company.

Changes in shareholders’ equity during the first six months of 2022 are described in further detail in note 4.8 “Shareholders’ equity”.

Bank financing and cash flow

Payments received from the Research Tax Credit (“CIR”)

On April 21, 2022, the Company received French Research tax credits (crédit d'impôt recherche or "CIR”) for the fiscal year 2021, totaling €3.6 million.

Inventiva secures a €50 million credit facility from the European Investment Bank (“EIB”), subject to conditions

On May 16, 2022, the Company entered into a finance contract with the European Investment Bank for up to €50 million (the “Finance Contract”) to support the Company’s preclinical and clinical pipeline, including to fund a portion of its Phase III clinical trial of lanifibranor in patients with non-alcoholic steatohepatitis.

The Finance Contract provides for funding in two equal tranches of €25 million. The disbursement of the first tranche is subject to, among other conditions, (i) the Company issuing warrants to EIB, in accordance with the terms and conditions of the warrants agreement entered into July 1, 2022, and (ii) the receipt by the Company of an aggregate amount of at least €18 million, obtained either through the issuance of new shares in the Company or through the receipt of upfront or milestone payments from the business development activities on the Company's various assets (at June 30, 2022, the Company had received €9.4 million through a capital increase under the At-The-Market financing program, as described in note 1.2 “Significant events in the first half of 2022” and is eligible to receive an upfront payment of $12 million following the conclusion of the license and collaboration agreement with Sino Biopharm), and the disbursement of the second tranche under the Finance Contract is also subject to, among other conditions, (i) the full drawdown of the first tranche, (ii) the receipt by the Company from the date of the Finance Contract of an aggregate amount of at least €70 million (inclusive of the €18 million set forth above), paid either in exchange for Company shares, or through upfront or milestone payments, (iii) (a) an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million, or (b) the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc; and (iv) operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled.. The disbursement of the funds under the Finance Contract is also subject to the Company receiving certain upfront or milestone payments. The conditions precedent and upfront payment events are described in note 4.9 “Financial debts”.

Borrowings under the Finance Contract shall bear an interest rate equal to 8% per annum for the first tranche and 7% per annum for the second tranche. Each tranche shall be repayable in a single instalment on the maturity date of the relevant tranche, which shall be no later than four years after the disbursement of the first tranche and no later than three years after the disbursement of the second tranche.

Inventiva obtains non-dilutive financing of €5.3 million in the form of an additional French state-guaranteed loan and two equity recovery loans

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. Implemented as part of a state-guaranteed PGE loan facility ("Prêt Garanti par l’Etat") with Bpifrance and two loans from a stimulus economic plan ("Prêts Participatifs Relance") granted by Crédit Agricole Champagne-Bourgogne and Société Générale, they are in large part guaranteed by the French State and have a duration of eight-year and a four-year repayment schedule.

The additional French state-guaranteed loan granted by BPI France is guaranteed for up to 90% by the French state and has a maturity aligned with the existing PGE for which the Company has opted for a linear repayment extension until May 2026.

The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. They are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period.

Receipt of a €4 million milestone payment from AbbVie following the initiation of the Phase IIb trial for cedirogant

On January 31, 2022, the Company announced the receipt of a €4.0 million milestone payment from AbbVie, following the enrollment of the first psoriasis patient in the ongoing Phase IIb clinical trial with cedirogant (formerly ABBV-157), an oral RORy reverse agonist jointly discovered by Inventiva and AbbVie for the treatment of autoimmune diseases.

This milestone payment was recognized as revenue over 2021, as the enrollment of the first patient took place in November 2021 (see note 4.6 “Trade receivables and other current assets and receivables”).

Conflict in Ukraine and business update

At the end of 2021 and beginning of 2022, tensions between the U.S. and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the European Union, the United States of America (or the “U.S.”) and certain other countries have imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, Russia issued related counter-sanctions, and the European Union, the U.S., Russia, and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions or counter-actions should the conflict continue or worsen.

In addition to the COVID-19 pandemic, the conflict in Ukraine and related sanctions against Russia have impacted recruitment for NATiV3. Although the pandemic has eased globally, the strain on health systems continues to affect clinical sites, notably through staffing shortages and higher turnover. In addition, recruitment for NATiV3 has been put on hold in Ukraine and the decision has been taken to remove all of Inventiva’s planned sites in Russia from the trial. The Company is continuing to experience delays in NATiV3. The delay the Company faces is primarily due to a higher than originally projected screen failure rate resulting in slower than anticipated enrollment rate. In addition, the Company continues to see slower than predicted site activation, screening and enrollment due to negative impacts from the COVID-19 pandemic and the Company continues to be unable to conduct clinical trial activities at sites originally located in Ukraine and Russia. Inventiva has implemented and is planning further measures designed to accelerate enrollment and reduce screen failures in the NATiV3 trial, and additional sites have been identified to help compensate for the inability to use sites in Ukraine and Russia. The publication of the topline results of the part 1 of NATiV3 is now targeted for second half of 2025, subject to the continuing implementation of measures to accelerate the enrollment rate.

Additionally, the Company has entered into a licensing and collaboration agreement with Sino Biopharm to develop and commercialize lanifibranor for the treatment of NASH and other metabolic diseases in Greater China. Depending on multiple factors, including Chinese regulatory authorities' feedback, it is expected CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

The investigator driven Phase II trial of lanifibranor in Non-Alcoholic Fatty Liver Disease (“NAFLD”) patients with type 2 diabetes (“T2D”) conducted by Professor Cusi from the University of Florida randomized its last patient in September 2022. However, due to a late enrollment of this last patient, the topline results from this trial are now expected in the first quarter 2023 versus the second half of 2022 as previously communicated. For the ongoing Phase II LEGEND trial combining lanifibranor with SGLT2 inhibitor empagliflozin, patient screening and randomization commenced in July, 2022 and top-line results from this trial are expected in the second half of 2023.

Note 2. Basis of preparation and statement of compliance

2.1.	Basis of preparation for the consolidated financial statements

The Company has prepared these unaudited interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standard Board (“IASB”).

These unaudited interim condensed consolidated financial statements as of June 30, 2022 were approved by the Board of Directors of the Company on September 21, 2022.

2.2.	Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS) 34—Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2021.

IFRS basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2022 are identical to those used in the annual financial statements prepared in accordance with IFRS as of and for the year ended December 31, 2021, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2022

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2022 in the European Union primarily concern:

-	Amendments to IFRS 3 related to the conceptual framework;

-	Amendments to IAS 37 related to onerous contracts;

-	Amendments to IAS 16 related to proceed before intended use;

-	IFRIC decision of March 2021 on configuration or customization costs in a cloud computing arrangement (IAS 38).

Those amendments had no material impact on the Company’s consolidated financial statements. As of June 30, 2022, the IASB have not published any amendments that would be expected to have a material impact on Company’s consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

No standards, amendments to existing standards or interpretations had been published but were not yet applicable as of June 30, 2022, that may have material impact on the Company’s financial statements.

2.3.	Scope and method of consolidation

•	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the parent.

•	Consolidated entities

As of June 30, 2022, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its subsidiary 100% owned, Inventiva Inc., for which no non-controlling interest is recognized.

	Date of incorporation	Percent of Ownership Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

2.4	Foreign currency translation

•	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, INVENTIVA S.A. The functional currency of INVENTIVA Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

•	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rate fluctuate significantly), and

•	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	As of June 30, 2022
Average exchange rate for the period	1.0934
Exchange rate at period end	1.0387

The table below shows the impact of the consolidated entities as of June 30, 2022 in the consolidated financial statements:

June 30, 2022 – Thousands of euros	Inventiva S.A	Inventiva Inc.	Consolidation restatement	Inventiva consolidated
Net (income) loss	(29,890)	215	208	(29,466)
Total assets	108,642	5,192	(5,440)	108,394
Shareholders’ equity	69,065	667	(5)	69,727

Note 3. Accounting principles

3.1.	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

The material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements are identical to those described in the annual financial statements prepared in accordance with IFRS for the year ended December 31, 2021.

The COVID-19 pandemic and the conflict in Ukraine have not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s unaudited interim condensed consolidated financial statements.

3.2.	Fair value measurement

Financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial assets and liabilities of the Company measured at fair value at June 30, 2022:

At June 30, 2022 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Term deposits	9,701	-	-
Total assets	9,701	-	-
Total liabilities	-	-	-

The table below presents the financial assets and liabilities of the Company measured at fair value at December 31, 2021:

At December 31, 2021 (in thousands of euros)	Level 1	Level 2	Level 3
Assets
Financial assets at fair value through profit or loss
Term deposits	8,829	-	-
Total assets	8,829	-	-
Total liabilities	-	-	-

3.3.	Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.4.	Going concern

From inception, the Company has financed its growth through its initial agreement with Abbott which ended in 2017, revenues generated by the AbbVie Partnership, reimbursements of CIR receivables and successive capital increases. The Company does not generate revenue, other than the AbbVie Partnership, and continues to pursue its research and development of its product candidates.

At the date of these consolidated financial statements, the Company estimates that, given its current cost structure and forecasted expenses commitments (see note 6 “Other financial information”), it will be able to finance its activities until the fourth quarter of 2023, considering:

•	available cash and cash equivalents amounting to €76.4 million as of June 30, 2022. They consist of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (see note 4.7 “Cash and Cash equivalents”); and

•	short-term deposits for a total amount of €10.7 million as of June 30, 2022 (see note 4.6 “Other current assets”).

•	the initial payment of $12 million under the license and collaboration agreement signed with Sino Biopharm (described in section 6.4 – Events after the reporting date) which is expected by the end of 2022; and

•	the potential recourse to the financing contract concluded with the EIB, whose condition precedent of the first tranche, in regards of the receipt by the Company of an aggregate amount of at least €18 million, will be met, upon receipt of the initial payment under the license and collaboration agreement signed with Sino Biopharm, allowing the disbursement of the first tranche of €25 million

The Company could potentially extend its expected financing horizon through:

•	the possibility of further sales of ordinary shares under the ATM financing program, up to an additional USD 58.3 million, under the current ATM program;

•	the second EIB tranche of €25 million, if the Company is able to satisfy the condition precedent related to this second tranche (see note 1.2 “Significant events in the first half of 2022”);

•	potential additional financings through public or private securities offerings or otherwise; and

•	potential business development partnerships.

Assuming satisfaction of conditions, the Company expects to use any borrowings under the facility of the EIB for his pre-clinical and clinical pipeline, especially to help the financing of the phase II Lanifibranor trial for patient with NASH. There can be no guarantee that any of the anticipated milestones by the Company or its partners will be reached or that conditions precedent to receive funds under the Finance Contract will be met on their expected timeline, or at all.

Accordingly, the consolidated financial statements have been prepared on a going concern basis.

The Company expects to continue to rely on additional financing to meet its research and development program development objectives, through a combination of equity offerings, debt financing, collaborations, strategic alliances, licensing agreements or other transactions.

Note 4. Notes to the consolidated balance sheet

4.1	Intangible assets

In thousands of euros	June 30, 2022	Dec. 31, 2021
Intangible assets, gross	3,727	3,717
Amortization and impairment	(3,057)	(2,947)
Intangible assets, net	670	770

4.2	Property, plant and equipment

In thousands of euros	June 30, 2022	Dec. 31, 2021
Property, plant and equipment, gross	13,870	10,321
Depreciation and impairment	(7,704)	(7,124)
Property, plant and equipment, net	6,166	3,196

As of June 30, 2022, property, plant and equipment net value increased by €3.0 million mainly due to the recognition of the right of use related to the Fibroscans lease agreement. On September 21, 2021, the Company entered into an agreement with Echosens to lease Fibroscans in order to equip the clinical sites opened for the Phase III trial, evaluating lanifibranor in patients with NASH.

4.3	Other non-current assets

In thousands of euros	June 30, 2022	Dec. 31, 2021
Long-term accrued income	31	-
Short-term deposit accounts	696	1,745
Security deposits	8	8
Advance payments – non-current	895	689
Other non-current assets	1,629	2,442

As of June 30, 2022, short-term deposit accounts with more than a year of maturity decreased by €1.0 million, related to the reclassification of deposits account in current assets.

As of June 30, 2022, advance payments to suppliers – non-current increased by €0.2 million and amounted to €0.9 million corresponding to the advances paid under the contract CRO with PRA (see note 6.1 “Commitments relating to financing activities”).

4.4	Deferred tax asset

Inventiva S.A. is recorded tax losses for the first half of 2022. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Company’s activity, no deferred tax assets were recognized on this basis for the six months ended June 30, 2022.

Deferred tax assets were recognized only for the entities that have provide sufficient evidence to attest that they will have a sufficient taxable benefit available to use the unused tax losses in a foreseeable future.

4.5	Inventories

In thousands of euros	June 30, 2022	Dec. 31, 2021
Laboratory inventories	388	425
Inventories write-down	(33)	(33)
Inventories	355	392

4.6	Trade receivables and other current assets

Trade receivables

Trade receivables break down as follows:

In thousands of euros	June 30, 2022	Dec. 31, 2021
3 months or less	1	4,000
Between 3 and 6 months	-	-
Between 6 and 12 months	-	-
More than 12 months	-	-
Trade receivables	1	4,000

The average payment period is 30 days.

As of December 31, 2021, trade receivables consisted exclusively of the milestone payment of €4.0 million from AbbVie following the initiation of the Phase IIb trial on the cedirogant program. This payment was received on January 31, 2022. Information relating to this payment is described in note 1.2 “Significant events in the first half of 2022”.

Other current assets

In thousands of euros	June 30, 2022	Dec. 31, 2021
CIR and other research tax credits	3,462	4,357
Other	29	16
Tax receivables	3,491	4,373
Prepaid expenses	5,529	7,454
Short-term deposit accounts	10,748	8,829
Current accrued income	62	92
Liquidity agreement - Cash	317	762
Sales tax receivable	3,011	2,828
Other receivables	10	294
Other current assets	19,677	20,260
Other current assets and receivables	23,169	24,632

As of June 30, 2022, tax receivables are mainly composed of research tax credits receivable in the amount of €3.5 million including €0.4 million for Inventiva Inc. In the first half of 2022, Inventiva S.A. CIR receivables consisted on €2.9 million regarding 2022 CIR and a €0.1 million receivable regarding a corrective claim on CIR 2021.

Prepaid expenses, which decreased about €1.9 million, are mainly composed of trial costs incurred under the CRO contracts and, to a lesser extent, computer maintenance and research equipment costs, patent annuity costs and insurance contributions for the end of 2022.

As of June 30, 2022, short-term deposit accounts increased by €1.9 million due to the deposit account change in maturity for €1.0 million and the increase from the Carbone short-term deposit account in the amount of $10 million.

4.7	Cash and cash equivalents

Net cash and cash equivalents In thousands of euros	June 30, 2022	Dec. 31, 2021
Other cash equivalents(1)	37,041	42,900
Cash at bank and at hand	39,365	43,653
Cash and cash equivalents	76,406	86,553

4.8	Shareholders’ equity

Share capital

The share capital is set at €421 thousand at June 30, 2022 divided into 42,134,169 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation during the first half of 2022 is set forth in the table below:

In euros, apart from number of shares

Date	Nature of the transactions	Share capital	Premiums related to share capital	Number of shares	Nominal value

Balance at Dec. 31, 2021		408,735	165,071,566	40,873,551	0.01
June 15, 2022	Capital increase by issuance of ordinary share – (ATM-3)	12,606	9,353,504	1,260,618	0.01
June 15, 2022	Transaction Costs related to the ATM-3		(531,668)
Balance at June 30, 2022		421,341	173,893,401	42,134,169	0.01

Movements related to BSA share warrants plans and AGA bonus shares award plans are described in subsection “Options and share warrants” and “Free shares awards”.

Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF, for a period of 12 months renewable by tacit agreement. Under the terms of the agreement, the investment services provider (ISP) is authorized to buy and sell Inventiva treasury shares without interference from the Company in order to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 12 months from January 1, 2022.

At June 30, 2022, treasury shares acquired by Inventiva through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first half of 2022, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

Options and share warrants

Share-based payments correspond to:

-	BSPCE founder share warrants granted to Company employees in 2013 and 2015;

-	BSA share warrants granted to Company directors in 2017, with a subscription price set at €0.534;

-	BSA share warrants granted to Company service providers in 2018, with a subscription price set at €0.48;

-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €0.18;

-	BSA share warrants granted in 2019 to David Nikodem, a member of Sapidus Consulting Group LLC, and Jérémy Goldberg, a member of PG Healthcare LLC, both service providers of Inventiva, with a subscription price set at €0.29;

-	BSPCE founder share warrants granted on April 16, 2021, to Frederic Cren and Pierre Broqua, Company’s Directors; and

-	BSA share warrants granted on April 16, 2021 to David Nikodem, a member of Sapidus Consulting Group LLC, a service provider of Inventiva, with a subscription price set at €2.45.

BSA and BSPCE plan characteristics

At January 1, 2022, two BSPCE share warrant plans were outstanding: BSPCE 2013-1 and BSPCE 2021.

At January 1, 2022, six BSA share warrant plans were outstanding: BSA 2017, BSA 2018, BSA 2019, BSA 2019 bis, BSA 2019 ter and BSA 2021.

The BSPCE and BSA share warrant plans are described in the note 10.3 “Share warrants plans” of the 2021 annual financial statements.

No new share warrants plan has been attributed in the first half of 2022.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

Type	Grant Date	Exercice price (in euros)	Outstanding at Jan 1, 2022	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2022	Number of exercisable shares
BSPCE 2013 plan	12/25/13	0,59	8 800	-	-	-	8 800	8 800
BSPCE 2021 plan	04/16/21	11,74	600 000	-	-	-	600 000	-
Total BSPCE share warrants			608 800	-	-	-	608 800	8 800
BSA – 2017 plan	05/29/17	6,68	130 000	-	-	-	130 000	130 000
BSA – 2018 plan	12/14/18	6,07	116 000	-	-	-	116 000	116 000
BSA – 2019 plan	06/28/19	2,20	10 000	-	-	-	10 000	10 000
BSA – 2019 bis plan	03/09/20	3,68	10 000	-	-	-	10 000	10 000
BSA - 2019 ter plan	03/09/20	3,68	36 000	-	-	-	36 000	24 000
BSA – 2021 plan	14/16/21	11,74	20 000	-	-	-	20 000	-
Total BSA share warrants			322 000	-	-	-	322 000	290 000
Total share warrants			930 800	-	-	-	930 800	298 800

At June 30, 2022, a total of 600,088 BSPCE share warrants (or 608,800 shares) and 322,000 BSA share warrants were outstanding, corresponding to an aggregate of 298,800 shares that can be issued during the exercise.

Free share awards

AGA free share award plans

At January 1, 2022, two free share award plans were outstanding: AGA 2021 and AGA 2021-bis.

No bonus share award plan has been attributed in the first half of 2022.

Movements in AGA free shares (in number of shares issuable upon exercise)

Type	Grant date	Reference price (in euros)	Outstanding at Jan 1, 2022	Issued	Exercised	Forfeited/ Lapsed	Outstanding at June 30, 2022	Number of exercisable shares
AGA Plan 2021-1	04/16/21	11,30	448 000	-	-	(10 000)	438 000	-
AGA Plan 2021-bis	12/08/21	12,20	123 000	-	-	(12 000)	111 000	-
Total free shares			571 000	-	-	(22 000)	549 000	-

At June 30, 2022, a total of 549,000 AGA bonus shares were outstanding.

The free share award plan is described in the Note 10.4 “Bonus share award plans” of the annual consolidated financial statements for the year ended on December 31, 2021.

Share-based payments with respect to AGA bonus shares and BSA share warrants totaled €1.6 million at June 30, 2022, in comparison with €0.6 million at June 30, 2021. They are recognized in personnel costs (see note 5.2 “Operating expenses”).

4.9	Financial debt

In thousands of euros	June 30, 2022	Dec. 31, 2021
Bank borrowings	15,324	9,984
Other loans and similar borrowings(1)	14	6
Lease liabilities	3,193	130
Total debt	18,531	10,119

(1) include accrued interests.

French state guaranteed loan and equity recovery loans

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of State Guaranteed Loans (Prêts Garantis par l'Etat), which are provided by a syndicate of French banks and guaranteed by the French State in the context of the COVID-19 pandemic with initial maturity in May 2021. These loans have been extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. Implemented as part of a state-guaranteed PGE loan facility ("Prêt Garanti par l’Etat") with Bpifrance and two loans from a stimulus economic plan ("Prêts Participatifs Relance") granted by Crédit Agricole Champagne-Bourgogne and Société Générale, they are in large part guaranteed by the French State and have a duration of eight-year and a four-year repayment schedule.

The additional French state-guaranteed loan granted by Bpifrance is guaranteed up to 90% by the French state and has a maturity aligned with the existing PGE for which the Company has opted for a linear repayment extension until May 2026. The two equity recovery loans, obtained as part of a French government initiative to support companies, have been granted by Crédit Agricole Champagne-Bourgogne and Société Générale. They are guaranteed predominantly by the state and feature an eight-year financing period and a four-year repayment period.

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into a finance contract with the EIB for up to €50 million, divided into two tranches of €25 million each.

Capitalized interest for first tranche (“Tranche A”) is 8% and for the second tranche (“Tranche B”) is 7%. The maturity date of any borrowings under the facility is four years after disbursement of Tranche A and three years after disbursement of Tranche B. It is therefore expected that the reimbursement of the interests and capital of this credit facility should happen after the publication of the headline results of the part 1 of the Phase III clinical trial of lanifibranor in patients with NASH. Any funds not disbursed within 36 months following the execution of the Finance Contract shall be cancelled.

The two tranches are subject to the completion of certain condition precedents. The disbursement of the Tranche A is subject to, among other conditions:

-	The Company has to issue warrants to the EIB, in accordance with the terms and conditions of the warrants agreement entered into July 1, 2022 (see note 6.4 “Events after the reporting date”); and

-	the receipt by the Company of an aggregate amount of at least €18 million, paid either through the issuance of new Company shares, or through upfront or milestone payments (at June 30, 2022, the Company had received 9.4 million through a capital increase under the At-The-Market financing program, as described in section 1.2 – Significant events in the first half of 2022 and is eligible to receive an upfront payment of $12 million in connection with the signing of the license and collaboration agreement with Sino Biopharma).

The disbursement of the Tranche B is subject to, among other conditions:

-	the full drawdown of the first tranche;

-	the issue of the second tranche of warrants regarding the Warrant agreement;

-	the receipt by the Company of an aggregate amount of at least €70 million (inclusive of the €18 million conditioning the Tranche A), made of either the issuance of new Company shares, or through upfront or milestone payments coming from business development activities on the various assets of the Company;

-	an out-licensing, partnership or royalty transaction with an upfront payment of at least €10 million (could be include in the €70 million above), or the initiation of a Phase III clinical trial of cedirogant by AbbVie Inc; and

-	operational criteria based on patient enrollment and number of sites activated in the Company’s Phase III clinical trial of lanifibranor in patients with NASH.

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e. including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan and/or cancel the undisbursed tranches.

Lease liabilities

The increase in lease liabilities to €3.1 million as of June 30, 2022, is related to the increase of €3.3 million in lease rights of use for Fibroscans equipment. The lease liabilities are recognized each time a new Fibroscans is leased, on a period of 4 years. Lease liabilities are calculated using specific discount rates, whether the Fibroscans are leased in France or in the United States.

The breakdown between long-term and short-term debt as at June 30, 2022 is as follows:

June 30, 2022 In thousands of euros	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	4,266	7,498	1,780	1,780
Other loans and similar borrowings	-	14	-	-
Lease liabilities	829	2,365	-	-
Total debt	5,094	9,877	1,780	1,780

The maturity of long-term debt and of short-term borrowings and debt is determined according to repayment estimates as at June 30, 2022.

Dec. 31, 2021 In thousands of euros	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Bank borrowings	1,244	7,484	1,256	-
Other loans and similar borrowings	-	6	-	-
Lease liabilities	38	92	-	-
Total long-term debt	1,282	7,582	1,256	-

Movements in the period break down as follows:

In thousands of euros
Jan. 1, 2022	10,119
Subscription of PGE	1,780
Subscription of bank borrowings	3,560
Subscription of lease liabilities	3,278
Repayment of lease liabilities	(223)
Capitalized interest	8
Exchange gains/losses	9
June 30, 2022	18,531

4.10	Provisions

In thousands of euros	Jan. 1, 2022	Additions	Reversals	June 30, 2022
Long-term provisions	-	-	-	-
Payroll taxes 2016-2018	180	-	(180)	-
Short-term provisions	180	-	(180)	-
Total provisions	180	-	(180)	-

Provisions booked at January 1, 2022 relate to the late payment penalties related to the tax audit carried out on payroll taxes 2016- 2017.

The reversal of provisions for the period is due to the receipt of two formal notices from the tax authorities concerning late payments penalties on the tax audit carried out on the CIR and payroll taxes.

The settlements of the CIR and payroll tax disputes is described in note 4.12 “Other current liabilities”.

4.11	Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	June 30, 2022	Dec. 31, 2021
Retirement benefit obligations	1,184	1,429
Total obligation	1,184	1,429

Given the absence of plan assets at June 30, 2022 and December 31, 2021, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2022	Dec. 31, 2021
Provision at beginning of period	(1,429)	(1,385)
Other variations	-	75
Expense for the period	(125)	(200)
Actuarial gains or losses recognized in other comprehensive income	370	82
Provision at end of period	(1,184)	(1,429)

Breakdown of expense recognized for the period

In thousands of euros	June 30, 2022	Dec. 31, 2021
Service cost for the period	(118)	(224)
Interest cost for the period	(7)	(5)
Plan curtailments and modifications	-	-
Benefits for the period	-	29
Total	(125)	(200)

4.12	Trade payables and other current liabilities

In thousands of euros	June 30, 2022	Dec. 31, 2021
Trade payables	14,253	14,602
Other current liabilities	4,698	6,789
Trade payables and other current liabilities	18,951	21,391

In the first half of 2022, trade payables are composed of prepaid expenses for €10.7 million of which €9.4 million relate to scientific projects.

Trade payables

Trade payables break down as follows:

In thousands of euros	June 30, 2022	Dec. 31, 2021
Due in 30 days	13,991	14,445
Due in 30-60 days	262	158
Due in more than 60 days	-	-
Trade payables	14,253	14,602

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Other current liabilities

In thousands of euros	June 30, 2022	Dec. 31, 2021
Employee-related payables	1,378	1,518
Accrued payroll and other employee-related taxes	1,098	1,234
Sales tax payables	2,094	879
Other accrued taxes and employee-related expenses	116	178
Other miscellaneous payables	12	2,979
Other current liabilities	4,698	6,789

No calculations have been made to discount other current liabilities to present value, as payment is due within one year of the end of the reporting period.

As of December 31, 2021, other miscellaneous payables were mainly composed of :

-	an accrued expense for an amount of €1.2 million (mark-up and delays interests included) following receipt of the Notice of Recovery, on October 30, 2020, relating to the payroll tax for the taxable years 2016 and 2017; and

-	an accrued expense for an amount of €1.6 million (mark-up and delays interests included) following the partial acceptance of the French tax authorities related to CIR for the period from 2013 to 2015.

Following the tax dispute settlement submission received on February 15, 2022, related to the payroll tax for the taxable years 2016 and 2017 and CIR for the period from 2013 to 2015. The Company agreed on this settlement. Accrued expenses are settled during the first half of 2022 as follow:

-	€0.4 million payment;

-	Imputation on a €1.9 million VAT credit; and

-	CIR 2017 tax relief amounted to €0.2 million and €0.3 million receivables related to the CIR 2013 – 2015 corrective statement.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA and APGIS for the second quarter of the year.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax and the employer’s contribution to construction investment in France.

4.13	Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

In thousands of euros	June 30, 2022
Financial assets	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Total
Long-term accrued income	31			31
Long-term deposit accounts	696	-	-	696
Long-term security deposits	8	-	-	8
Advance payment	895	-	-	895
Current accrued income	62	-	-	62
Short-term deposit accounts	1,047	9,701	-	10,748
Trade receivables	1	-	-	1
Other receivables	327	-	-	327
Cash and cash equivalents	76,406	-	-	76,406
Total	79,471	9,701	-	89,172

Financial liabilities
Long-term debt	-	-	1,437	1,437
Short-term debt	-	-	5,094	5,094
Trade payables	-	-	14,253	14,253
Other miscellaneous payables	-	-	12	12
Total	-	-	32,796	32,796

In thousands of euros	Dec. 31, 2021
Financial assets	Carrying amount in the balance sheet	Financial assets carried at amortized cost	Financial assets carried at fair value through profit or loss	Liabilities carried at amortized cost	Fair value
Long-term deposit accounts	1,745	1,745	-	-	1,745
Long-term security deposits	8	8	-	-	8
Advance payment	689	689	-		689
Current accrued income	92	92	-	-	92
Short-term deposit accounts	8,829	-	8,829	-	8,829
Trade receivables	4,000	4,000	-	-	4,000
Foreign currency forwards	762	762	-	-	762
Other receivables	294	294	-	-	294
Cash and cash equivalents	86,553	-	-	-	86,553
Total	102,972	94,143	8,829	-	102,972

Financial liabilities
Long-term debt	8,837		-	8,837	8,837
Short-term debt	1,282		-	1,282	1,282
Trade payables	14,602		-	14,602	14,602
Other miscellaneous payables	2,979		-	2,979	2,979
Total	27,701		-	27,701	27,701

Note 5. Notes to the income statement

5.1	Revenues and other income

In thousands of euros	First-half 2022	First-half 2021
Revenue	67	139
Total revenue	67	139
Tax credits	3,210	1,849
Subsidies	6	3
Other	109	156
Other operating income	3,325	2,009
Total revenue and other income	3,392	2,147

5.2	Operating expenses

First-half 2022 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(920)	-	-	(920)
Energy and liquids	(368)	-	(92)	(460)
Patents	(227)	-	-	(227)
Studies	(20,530)	-	-	(20,530)
Maintenance	(466)	-	(55)	(521)
Fees	(103)	(1)	(2,026)	(2,129)
IT systems	(428)	(7)	(42)	(477)
Support costs (including taxes)	-	-	(355)	(355)
Personnel costs	(5,891)	(111)	(2,198)	(8,201)
Depreciation, amortization and provisions	(594)	-	(105)	(699)
Other operating expenses	(340)	(159)	(1,973)	(2,471)
Total operating expenses	(29,866)	(278)	(6,847)	(36,991)

First-half 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Disposables	(714)	-	-	(714)
Energy and liquids	(304)	-	-	(304)
Patents	(296)	-	-	(296)
Studies	(11,742)	-	-	(11,742)
Maintenance	(459)	-	-	(459)
Fees	(93)	(150)	(1,652)	(1,895)
IT systems	(362)	(5)	(26)	(393)
Support costs (including taxes)	-	-	(452)	(452)
Personnel costs	(4,389)	(100)	(1,736)	(6,225)
Depreciation, amortization and provisions	(375)	-	(79)	(455)
Other operating expenses	(374)	(4)	(1,834)	(2,212)
Total operating expenses	(19,109)	(258)	(5,779)	(25,146)

The increase in the research and development, from €19.1 million to €29.9 million for the first half of 2022 is primarily the result of increase in studies (research, pre-clinical trial and clinical trial) expenses from €11.7 million to €20.5 million, mainly related to lanifibranor, and to a lesser extent, a €1.5 million increase in connection with personnel costs including shared-based compensation expense about Long Term Incentive Plan (“LTIP”) and a higher recruitment level.

The increase in the general and administrative expenses, from €5.8 million to €6.8 million for the first half of 2022 is primarily the result of increase in fees for €0.4 million, related to additional insurance, legal, audit and consulting fees in connection with dual listing on the Nasdaq Global Market, and to a €0.5 million increase of personnel costs due to the LTIP attributed the April 16, 2021.

Personnel costs and headcount

First-half 2022 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(3,671)	(94)	(1,147)	(4,913)
Payroll taxes	(1,107)	(8)	(412)	(1,527)
Provisions for retirement benefit obligations	(78)	-	(40)	(118)
Share-based payments	(1,034)	(9)	(600)	(1,643)
Total personnel costs	(5,891)	(111)	(2,198)	(8,201)

The Company has 109 employees at June 30, 2022, of which 102 are employed by Inventiva S.A. and 7 are employed by Inventiva Inc.

First-half 2021 In thousands of euros	Research and development costs	Marketing – Business development expenses	General and administrative expenses	Total
Wages, salaries and similar costs	(2,854)	(96)	(1,066)	(4,016)
Payroll taxes	(1,081)	-	(397)	(1,478)
Provisions for retirement benefit obligations	(72)	-	(36)	(108)
Share-based payments	(382)	(4)	(237)	(623)
Total personnel costs	(4,389)	(100)	(1,736)	(6,225)

The Company had 100 employees at June 30, 2021 (only Inventiva S.A.).

5.3	Other operating income and expenses

Other operating income and expenses break down as follows:

In thousands of euros	First-half 2022	First-half 2021
Income - Disposals of assets	-	8
Reversal of provision – Tax disputes	180	-
Reversal of provision – AMR penalties	114	-
Reversal of carryback	-	333
Total other operating income	294	341
Disposals of assets	(9)	-
Provision for tax risk – payroll taxes	-	(34)
Accrued expenses – CIR 2013-2015	(0)	-
Late payment interest on CIR 2013-2015	(121)	-
Transaction costs (1)	(32)	(914)
Total other operating expenses	(163)	(948)
Other operating income (expenses)	131	(607)

(1)	During the first half of 2021, transaction costs are mainly constituted of insurance charges related to the Initial Public Offering of Securities Insurance in connection with the Company's IPO on the Nasdaq Global Market in July 2020.

5.4	Financial income and expenses

In thousands of euros	First-half 2022	First-half 2021
Income from cash equivalents	140	11
Foreign exchange gains	4,019	2,967
Total financial income	4,159	2,978
Interest cost	(120)	(48)
Foreign exchange losses	(49)	(1,453)
Losses on fair value variation	-	(651)
Other financial expenses	(7)	(2)
Total financial expenses	(177)	(2,154)
Net financial income	3,983	824

In the first half of 2022, financial income is mainly related to foreign exchange gains generated by bank accounts in U.S. dollar and is primarily attributable to the appreciation of the U.S. dollar against the euro over the period.

Financial charges mainly include foreign exchange losses due to the unwinding of short-term deposits accounts and the losses on fair value variation following the unwinding of the three foreign currency forward contracts.

5.5	Income tax

The income tax calculation for interim periods is set out in note 3.3 “Specific disclosure requirements for unaudited interim financial statements.”

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the company and regarding the nil projected tax rate as of December 31, 2022, no current taxes were recorded as of June 30, 2022, for Inventiva S.A.

5.6	Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

In euros	First-half 2022	First-half 2021
Net loss for the period	(29,466)	(23,136)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	40,864,457	38,677,187
Basic/diluted loss per share	(0.72)	(0.60)

(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of June 30, 2022.

As a loss was recorded in the first half of 2022 and 2021, diluted earnings (loss) per share are the same as basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs and AGAs) are not included as their effects would be anti-dilutive.

Note 6. Other financial information

6.1	Commitments related to operational activities

Commitments given – Contracts CRO and CMO with third parties

-	Contract CMO with Fisher Clinical Services

In March 2021, the Company entered into an agreement with Fisher Clinical Services to perform product packaging and distribution services for large-scale clinical studies, including Phase III studies in 25 countries around the world (including 300 clinical centers).

The Company undertakes to pay for the services rendered by the CMO over the 7 years following the date of the agreement for a total amount of €15.0 million.

As of June 30, 2022, the amount remaining to be paid is $13.7 million.

-	Contract CRO with Pharmaceutical Research Associates B.V.

In April 2021, as part of the conduct of the Phase III clinical trial in NASH, the Company entered into an agreement, with retroactive effect in January 2021, with Pharmaceutical Research Associates Groupe B.V (“PRA”), acting as a CRO. The contract aims to support the regulatory approval of the product in adult patients in Europe and in the United States. Following the amendments of February 1, 2022 and April 12, 2022, mainly concerning the NATiV3 trial, the amount of the commitment to PRA amounts to 221.7 million euros, with a bonus or malus capped at 3.4 million euros.

The Company has signed a CRO with PRA for the conduct of the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the contract, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic NASH.

The Company undertakes to pay the services rendered (directly and indirectly) by the CRO over the next 7 years for a total budget of €229.6 million. As of June 30, 2022, the amount remaining to be paid under the contract is €207.0 million.

-	Contract CRO signed with United BioSource LLC

In September 2021, as part of the conduct of the Phase III clinical trial for the treatment of NATiV3, the Company has entered into an agreement, with retroactive effect in April 2021, with United BioSource LLC (UBC), acting as a CRO. The contract aims to outsource the management of pharmacovigilance operations for the NATiV3 clinical trial. The Company undertakes to pay the services rendered by the CRO over the period from the effective date to December 2028, for a total amount of €2.9 million.

As of June 30, 2022, the amount remaining to be paid is €2.7 million.

-	Contract CRO signed with Synexus Clinical Research GmbH (“AES”)

In October 2021, as part of the conduct of the Phase III Nash trial, the Company entered into an agreement with AES, acting as a CRO. The purpose of the contract is to outsource the management a part of pharmacovigilance operations for the NATiV3 clinical trial. The Company is to pay the services rendered by the CRO over the period from the effective date of the contract to December 2028, for a total amount of €7.1 million.

As of June 30, 2022, the amount remaining to be paid is €6.2 million.

-	Contract CRO signed with Syneos Health Clinical Research Services, LLC

In March 2021, as part of the conduct of the Phase III NATiV3 trial, the Company entered into an agreement with Syneos Health Clinical Research Services LLC, acting as a CRO. The purpose of the contract is to assess certain pharmacokinetic parameters of lanifibranor. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract until the end of the trial, which is expected to be in the beginning of the second half of 2023, for a total amount of $7.4 million.

As of June 30, 2022, the total amount remaining to be paid under the contract is $4.6 million.

-	Contract signed with Corden Pharma Chenôve SAS (“Corden Pharma”)

On January 1st, 2020, as part of the conduct of the Phase III NATiV3 trial, the Company entered into an agreement with Corden Pharma; a CMO. The purpose of the contract is to produce the active ingredients for clinical batches of lanifibranor for the NATiV3 trial. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to December 31, 2026, for a total amount of €5.6 million.

As of June 30, 2022, the amount remaining to be paid is €0.1 million.

-	Contract CRO signed with Delpharm Reims

On December 16, 2020, as part of the conduct of the Phase III NATiV3 trial, the Company entered into an agreement with Delpharm Reims. The purpose of the contract is to formulate the active ingredient of the lanifibranor clinical trial batches for the NATiV3 trial. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to December 15, 2027, for a total amount of €3.7 million.

As of June 30, 2022, the amount remaining to be paid is €2.7 million.

-	Contract CRO signed with Clinical Research Services Kiel GmbH

Effective on March 23, 2022, as part of the conduct of a Phase I trial, the Company entered into an agreement with Clinical Research Services Kiel GmbH. The purpose of the contract is to assess the effect of renal impairment on the pharmacokinetics of lanifibranor, its active metabolites as well as the tolerability of lanifibranor. The Company is committed to pay the services rendered by the CRO over the period from the effective date of the contract to the last quarter of 2023, for a total amount of €2.3 million.

As of June 30, 2022, the amount remaining to be paid is €2.2 million.

Commitments given – Service Agreement

-	Service agreement with Summit Clinical Services LLC (“Summit”)

On February 1, 2022, the Company entered into an agreement with Summit to select sites for the trial and the contracts negotiation for the Phase III NATiV3 trial. The company is to pay a total amount of $4.4 million.

As of June 30, 2022, the total amount remaining to be paid under this contract is $4.1 million

Commitments received— Agreements concerning the provision of facilities

-	Agreement with Novolyze

On October 13, 2015, the Company signed a contract to make its premises and facilities available to Novolyze for a 36-month period beginning October 19, 2015. Pursuant to a tacit renewal on October 19, 2021, the monthly rent was stated at €6,2 thousand as from November 1, 2021, with an annual rate of increase of 2%. This contract was the subject of an amendment No. 3 raising the monthly rent to €8,0 thousands as of April 1, 2022, with an annual increase of 2% on each October 19.

As of June 30, 2022, the total commitment received amounted to €54,9 thousand and commitments relating to future payments amounted to €230,7 thousand.

-	Agreement with Synthecob

On March 21, 2016, the Company signed a contract to make its research equipment and services available to the company Synthecob for a two-year period beginning April 1, 2016. Pursuant to an amendment signed on January 1, 2017, the monthly rent was increased to €2.4 thousand until March 30, 2018, and then to €2.5 thousand. This contract was renewed on April 1, 2022, increasing the monthly rent from €2.7 thousand to €2.9 thousand, with an annual increase rate of 1%.

Therefore, as of June 30, 2022, the total commitment received amounted to €41,5 thousand and commitments relating to future payments amounted to €69,1 thousand.

6.2.	Related-party transactions

No new material transactions were concluded with related parties of the Company during the first half of 2022.

6.3	Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk and liquidity risk.

The credit risk factor is the same as those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2021. However, the liquidity risk factor evolved during the six months ended June 30, 2022, as described in the note 3.4 “Going Concern”.

6.4	Events after the reporting date

Inventiva entered into a warrant agreement with the European Investment Bank

On July 4, 2022, in accordance with the terms of the credit facility with EIB, the Company agreed to issue warrants to EIB as a condition to the potential funding of each tranche (see note 1.2 “Significant events in the first half of 2022”).

The number of warrants to be issued to EIB will be determined based on (i) the aggregate amount raised by the Company through one or more equity offerings, or through upfront or milestone payments, from the date of the Finance Contract to the time of the disbursement of the relevant tranche, and (ii)(a) the average price per share paid for the Company’s shares in its most recent qualifying equity offering or (b) for the first tranche only, in case of no qualifying equity offering, the volume weighted average price per share of the Company shares over the last 180 calendar days.

The subscription price shall be €0.01 per warrant.

The warrants would have a maturity of twelve years and shall be exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of the first tranche, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period. Each warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). EIB shall be entitled to a put option at its intrinsic value to require the Company to buy back the exercisable warrants not yet exercised in certain of these occurrences.

Each warrant will entitle EIB to one ordinary share of the Company.

The exercise price will be equal to 95% of the volume weighted average of the trading price of the Company shares on the regulated market of Euronext Paris for the last trading session preceding the decision of the Company to issue such warrant.

Furthermore, the Company shall be entitled to a call option to require EIB to sell to the Company all the warrants, and a right of first refusal to buy back any warrants that are offered for sale to a third party, subject to exceptions.

Foreign currency accounts

During July 2022, the company sold $15 million on a term deposit and sold $10 million on a current account to take advantage of the favorable exchange rate of the euro against the dollar.

Licensing and collaboration agreement with Sino Biopharm

In September 2022, the Company signed a licensing and collaboration agreement with Sino Biopharm to develop, import, manufacture, commercialize and market lanifibranor, subject to regulatory approval, for the treatment of NASH and potentially other metabolic diseases, in China, Hong Kong, Macau and Taiwan (Greater China). Under the terms of the agreement, Sino Biopharm will pay Inventiva an upfront payment of $12 million and an additional $5 million upon achievement of the certain clinical milestones. Inventiva has the potential to receive up to $290 million of clinical, regulatory and commercial milestone payments under the agreement. In addition, subject to regulatory approval of lanifibranor, Inventiva has the right to receive tiered royalties ranging from high single-digit to mid-teen double digits of net sales by Sino Biopharm in Greater China during the first three years of commercialization and from low to mid-teen double digits starting from year four. Depending on the multiple factors, including Chinese regulatory authorities feedback, it is expected CTTQ will either join the ongoing NATiV3 Phase III clinical trial of lanifibranor in NASH or run an independent study. CTTQ will bear all costs associated with the trials conducted in Greater China.

The delay in patient recruitment for the NATiV3 Phase III clinical trial is factored into the performance conditions for the vesting of equity instruments (AGA, BSA, BSCPE) under the long-term incentive plans ("LTI plan") granted in April and December 2021. As at 30 June 2022 the relevant plans were valued assuming an assumption of 100% in meeting this performance condition. An assumption of 0% in meeting with this condition as at 30 June 2022 would have resulted in a decrease in the expense relating to the LTI plan, and therefore an increase in the net result for the period, of approximately €0.8 million. Management will review the assumption that the performance condition relating to patient recruitment for the NATiV3 Phase III clinical trial will be met after 30 June 2022.

4.	Other information

4.1.	Table of delegations

On May 19, 2022, the shareholders met in a Combined General Shareholders’ Meeting to determine the financial authorizations to be granted to the Board of Directors. The current delegations and their use are presented in the table below:

Financial authorizations approved by the Combined General Shareholders’ Meeting of May 19, 2022	Resolution	Period of validity from May 19, 2022	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, with shareholders’ preemptive subscription rights	Twenty-first resolution	26 months	Capital increase: EUR 260,000 Securities giving access to capital to be issued: EUR 150,000,000	Capital increase: EUR 260,000 Securities giving access to capital to be issued: EUR 150,000,000		None
Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier	Twenty-second resolution	26 months	Capital increase: EUR 230,000 Securities giving access to capital to be issued: EUR 150,000,000		Refer to (1) below	None
Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier	Twenty-third resolution	26 months	Capital increase: EUR 230,000 and up to the limit of 20% of the share capital per year Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (1) below	None
Authorization to the Board of Directors to set the issuance price on the capital increases by way of public offerings, without shareholders’ preemptive rights, pursuant to the terms set by the General Shareholders' Meeting, and up to the limit of 10% of the share capital	Twenty-fourth resolution	26 months	10% of the share capital per 12-month period from the date of implementation of the delegation		Refer to (2) below	None

Financial authorizations approved by the Combined General Shareholders’ Meeting of May 19, 2022	Resolution	Period of validity from May 19, 2022	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights[3]	Twenty-fifth resolution	18 months	Capital increase: EUR 230,000 Securities giving access to the capital to be issued: EUR 150,000,000		Refer to (3) below	CEO’s decision of 06/15/2022 on delegation of Board of Directors of 06/02/2021: issuance of 1,260,618 new shares
Delegation of authority to the Board of Directors to decide to issue ordinary shares to be issued immediately or in the future by the Company, without shareholders' preemptive subscription right in favor of a category of persons meeting certain specified characteristics in the context of an equity financing agreement on the American market known as "At-the-market" or "ATM" [4]	Twenty-sixth resolution	18 months	Capital increase: EUR 150,000 it being specified that this cap is common to the EUR 230,000 ceiling of the 22nd resolution.		Refer to (3) below	None
Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights	Twenty-seventh resolution	26 months or 18 months (if used in the context of resolution 25 or resolution 26)	15% of the initial issuance		Same price as the initial issuance	None

3 The categories of beneficiaries must have one of the following characteristics: (i) natural or legal persons (including companies), trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued

4 The resolution applies to the following category of beneficiaries: "any credit institution or any investment services provider, French or foreign, or any foreign institution with an equivalent status, intervening within the framework of an ATM program set up by the Company (or any equity financing program of the same nature that would be substituted for it) and providing, within this framework, for the subscription of securities issued by the Company.

Financial authorizations approved by the Combined General Shareholders’ Meeting of May 19, 2022	Resolution	Period of validity from May 19, 2022	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company	Twenty-eighth resolution	26 months	Capital increase: EUR 230,000, it being specified that this cap is common to the EUR 230,000 ceiling of the 22nd resolution Securities giving access to the capital to be issued: EUR 150,000,000			None
Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, in consideration for contributions in kind up to a maximum of 10% of the share capital, excluding the case of a public exchange offer initiated by the Company	Twenty-ninth resolution	26 months

Capital increase: 10% of the share capital as the date of the transaction, it being specified that this cap is common to the EUR 230,000 ceiling of the 22nd resolution.

Securities giving access to the capital to be issued: EUR 150,000,000

None
Authorization to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums	Thirty-first resolution	26 months	Capital increase: EUR 20,000			None
Authorization for the Board of Directors to grant free shares to employees and/or certain corporate officers	Thirty-second resolution	26 months	Capital increase: 5% of the share capital on the date of the Board of Directors' decision to grant them	Capital increase: EUR 260,000	N/A	None
Authorization to the Board of Directors to grant company's' share subscription and/or purchase options to corporate officers and employees of the Company or of companies in the group, entailing the waiver by the shareholders of their preemptive subscription rights to the shares issued as a result of the exercise of subscription options	Thirty-third resolution	38 months	Capital increase: 5% of the share capital on the date of the Board of Directors' decision to grant them		Refer to (4) below	None

Financial authorizations approved by the Combined General Shareholders’ Meeting of May 19, 2022	Resolution	Period of validity from May 19, 2022	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Delegation of authority to the Board of Directors to decide on the issue of ordinary share subscription warrants, without shareholders' preemptive subscription rights, to the benefit of categories of persons[5]	Thirty-fourth resolution	18 months	600,000 ordinary share subscription warrants Capital increase: EUR 6,000		Refer to (5) below

(1)	The issuance price will be determined as follows: (i) the issuance price of the shares to be issued under this resolution shall be at least equal to the minimum authorized by the legislation in force (to date, the weighted average of the prices of the last three trading days on the regulated market of Euronext Paris preceding the start of the public offer, which may be reduced by maximum discount of 10%) and (ii) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, if applicable, the amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount mentioned in paragraph (i) above.

(2)	The Combined General Shareholders’ Meeting of 16 April 2021 has delegated to the Board of Directors its authority to freely determine the issuance price of the securities, in accordance with the following conditions: (a) the issuance price will at least be equal: (i) either to the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading day preceding the pricing; (ii) or the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris over three consecutive trading days, chosen from the 30 trading days preceding the pricing date; both of which may be reduced by maximum discount of 15% and the Board of Directors may freely use any of the two formulas set forth above; and (b) the issue price of securities other than shares shall be such that the amount received immediately by the Company plus, where applicable, the amount that may subsequently be received by the Company is, for each share issued as a result of the issue of such securities, at least equal to the amount referred to in (a) above.

(3)	the issuance price will at least be equal: (i) either to the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris for the last trading day preceding the pricing; (ii) or the volume-weighted average price of the share of the Company on the regulated market of Euronext Paris over three consecutive trading days, chosen from the 30 trading days preceding the pricing date; both of which may be reduced by maximum discount of 15% and the Board of Directors may freely use any of the two formulas set forth above, and (b) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, if applicable, the amount that may be received subsequently by the Company is, for each share issued as a result of the issue of such securities, at least equal to the amount referred to in (i) above.

(4)	The exercise price of the options granted under this resolution shall be set by the Board of Directors as follows (i) the exercise price of the share subscription option shall not be less than 80% of the average purchase price of the Company's shares on Euronext Paris regulated market during the twenty (20) trading sessions preceding the day on which the options are granted, and (ii) the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company pursuant to Article L.22-10-61 of the French Code de commerce or, as the case may be, of the share buyback program authorized by the 14th resolution submitted to this Meeting (i.e. that of 16 April 2021) pursuant to Article L.22-10-62 of the French Code de commerce or any share buyback program applicable previously or subsequently.

(5)	The issuance price of a BSA 2021 shall be determined by the Board of Directors on the date of issue of said BSA 2021 according to the characteristics of the latter and shall in any event be at least equal to 8% of the market value of an ordinary share of the Company on the date of allocation of the BSA 2021, this market value corresponds to the volume-weighted average price of the last twenty (20) trading days preceding the date of grant of the BSA 2021 by the Board of Directors as long as the Company's shares are admitted to trading on the regulated market of Euronext Paris.

5 Targeted categories: (i) executive employees or executive officers or members of the Company's management team who are not corporate officers, or (ii) members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or (iii) employees of the Company.